LaBranche & Co Inc.

Annual Report 2003

About LaBranche & Co Inc.

LaBranche & Co Inc. is the parent of one of the leading Specialist firms on the New York Stock Exchange. Founded in 1924, our LaBranche & Co. LLC subsidiary is the Specialist for over 650 companies, nine of which are in the Dow Jones Industrial Average and 103 of which are in the S&P 500 Index. In addition, we are the Specialist for over 200 AMEX-listed options through our LaBranche Structured Products, LLC subsidiary, and provide securities clearing, securities execution and direct-access floor brokerage services through our LaBranche Financial Services, Inc. subsidiary.

Financial Highlights

For the Year Ended December 31,	2003	2002	2001
Income Statement Data:			
Revenues	$ 306.0	$ 452.8	$ 424.1
Net Income Available to Common Stockholders before Goodwill Impairment and Restitution and Fines	$ 22.5	$ 80.3	$ 64.1
Net Income (Loss) Applicable to Common Stockholders	$ (183.4)	$ 80.3	$ 64.1
Earnings (Loss) Per Share (diluted)	$ (3.08)	$ 1.34	$ 1.13
Cash Dividends Declared per Share	$ 0.24	$ –	$ –
Balance Sheet Data:			
Total Assets	$ 1,959.6	$ 1,912.8	$ 2,000.8
Total Long-Term and Subordinated Indebtedness	$ 275.9	$ 383.2	$ 429.2
Stockholders' Equity	$ 773.0	$ 989.7	$ 928.4
Operational Data:			
Number of Our NYSE Common Stock Listings	578	589	591
Total Share Volume on the NYSE of Our Specialist Stocks (in Billions)	95	102	76
Total Dollar Value on the NYSE of Our Specialist Stocks (in Billions)	$ 2,477	$ 2,686	$ 2,519
NYSE Average Daily Trading Share Volume (in Millions)	1,398	1,441	1,240
Number of Our AMEX Common Stock Listings	108	82	57
Number of Our AMEX Option Listings	213	143	122

(In Millions, Except for Per Share Amounts and Operational Data)



LaBranche Revenues
(Millions of Dollars)
453
424
345
201
306
99
00
01
02
03

To Our
SHAREHOLDERS



Michael LaBranche
Chairman, President and CEO

2003 marked the most difficult year for our company since our initial public offering in 1999. Several factors negatively impacted our business, including an industry-wide investigation of Specialist trading practices, corporate governance issues at the NYSE and a continued downtrend in the profitability of equity trading businesses. These developments led to profits before non-operating charges and non-recurring items of $22.5 million, or $.36 per share. After a $170.3 million pre-tax charge for impairment of goodwill as well as a $63.5 million pre-tax charge related to an agreement in principle to settle the Specialist investigation, LaBranche incurred a loss of $183.4 million, or $3.08 per share, for 2003.

As of this writing, LaBranche has entered into an agreement in principle to settle the Specialist investigation. Such a settlement should allow us to concentrate on the needs of our customers – a focused approach to competitive technological changes in the marketplace.

With regard to the changes at the NYSE in 2003, it appears that NYSE governance is now stable and the Exchange is once again in a position to lead the equity markets through pending technological and regulatory changes. The Exchange now has the ability to articulate the strengths of its trading model and will be able to implement competitive initiatives that will build on those strengths.

You may be wondering why our core Specialist business did not perform well in a year in which the general marketplace rose significantly. Like most businesses, ours is cyclical in nature. In most trading environments, our business has generated significant cash for building our capital base and further investing in our core competencies. Despite rising share prices in 2003, the dollar and share volumes traded on the NYSE were relatively weak, and volatility was at a multi-year low. Lower volumes and volatility decrease our level of participation in the market, which generally lead to lower revenues and net income. Absent the charges related to the Specialist investigation, our cash earnings in 2003 would have been down considerably from 2002, but still meaningful. In our opinion, a continued upward-trending market on relatively low volume is not likely, and the need for our Specialist capital commitment will return in the near future.

LaBranche has continued to build in areas which complement our equity trading expertise. Our execution and clearing business continues to grow, and should prove beneficial to institutions as they seek greater choices for execution. In addition, we continue to build our Exchange-Traded Funds business, as well as our options business, acting as a market-maker in both of these areas. We see the growing use of Exchange-Traded Funds as the next generation of broad-based equity ownership, and we are committed to being a leader in that business.

The Specialist business will continue to evolve, as it has over the last several years.

The Specialist business will continue to evolve, as it has over the last several years. There is a great deal of discussion regarding the role and capabilities of electronic trading in our markets. An increase in electronic trading is both inevitable and necessary. The marketplace on the floor of the NYSE today is mainly electronic. The number of people working at the NYSE has remained relatively constant over





the past 25 years; however, the volume on the NYSE has increased by approximately fifty times. Such increases in trading volumes are primarily the result of lower trading costs that have been made possible through increased productivity and efficiency gained by automation.

LaBranche is committed to providing the most efficient stock executions utilizing cutting-edge technology. We are supportive of initiatives that enable the Specialist to execute with greater certainty when best price is still attained as a result. It is our goal to enhance the capability of our customers to access the vast pools of liquidity in our markets. In the long run, market quality and the cost of execution will determine the most successful market structure. We believe that our auction market, with the Specialist playing an important role, will continue to be the best market in the future. We believe that LaBranche is well positioned to benefit from the many changes taking place and, as always, will work to best maximize your investment.

In closing, I would like to express my sorrow at the loss of our Board member, E. Margie Filter, who passed away in January 2004. Margie served as a director since 1999 and was a source of valuable counsel throughout her tenure. Finally, I would like to thank all our employees, whose hard work and professionalism are so essential to the ongoing success of this company.

Sincerely,

Michael LaBranche

Michael LaBranche
Chairman, President and CEO

Dominant Global Market Share
(Value in Trillions)


$17.3
$3.0
$2.8
$2.4
$2.1
$1.0
NYSE
TOKYO
NASDAQ
LONDON
EURONEXT
GERMANY

As of December 31, 2003
NYSE reported on global market capitalization of all companies. Other exchanges based on market capitalization of domestic listed companies.

THE ADVANTAGES of the AUCTION MARKET and the SPECIALIST SYSTEM

The Specialists of LaBranche play a pivotal role in the functioning of the auction market that is at the heart of the NYSE. The auction market structure, which distinguishes the NYSE from other major equity markets, is considered among the world's most efficient market environments. At the NYSE, the auction market allows all participants, whether large or small, to interact in the marketplace in a fair way. The LaBranche Specialist is charged with maintaining fair, competitive and orderly trading. Combining human judgment, our firm's own capital, and advanced technology, our Specialists help create a trading environment that has become the most successful equity marketplace in the world.

An average of 1.4 billion shares trade hands every day at the NYSE. In 2003, the global market capitalization of companies listed on the NYSE rose to $17.3 trillion – twice that of NASDAQ, the London Stock Exchange and the Tokyo Stock Exchange combined. The reason such a vast amount of investor activity flows into the NYSE is simple: its Specialist-facilitated auction market enables investors to consistently


2030

The reason such a vast amount of investor activities flows into the NYSE is simple: its Specialist-facilitated auction market enables investors to consistently find the best prices, the lowest transaction costs and the greatest certainty for the execution of their orders – all at remarkable and ever-increasing speed.

find the best prices, the lowest transaction costs and the greatest certainty for the execution of their orders – all at remarkable and ever-increasing speed.

Encouraging Competition

The hallmark of this trading environment is its direct competition among orders – not among fragmented markets or market-makers. Each Specialist, dedicated to supervising only a small number of issues, stands at a trading post into which stream all orders for the trading of his stocks. By receiving orders into such a central location, the market achieves a valuable result – a single, best-available price, equally displayed and accessible to all investors, no matter who they are or the size of their orders.

Today, 99% of all orders flow to the NYSE electronically, through a variety of avenues that allow rapid entry into the marketplace. They are quickly routed to the Specialist's post – either through electronic means, like the NYSE's SuperDOT® system, or are physically delivered by brokers on the floor. At the post, the majority of buy and sell orders interact directly, without Specialist intervention. Some electronic orders, like those from NYSE Direct+®, can be sent for automatic fulfillment at the best quoted price and be filled within 1.3 seconds. However, most market participants choose to expose their orders to the auction system, where they successfully achieve price improvement 28% of the time.

HOW an NYSE TRADE is EXECUTED

Specialist

Ensures fair and orderly execution of transactions.

Buyers/Sellers Create Orders
Buyers and sellers take advantage of numerous routes into the NYSE. An order can be sent to a broker, who directs it to the NYSE, or can be routed there through alternative trading systems (ATSs) and electronic communications networks (ECNs).

BBSS® / SuperDOT® / NYSE Direct+®
At the NYSE, an order can be sent to the Broker Booth Support System®, where a broker sends it electronically to the trading post for that stock, or physically delivers it. Alternatively, it can immediately be routed directly to the Specialist's trading post through either SuperDOT® or NYSE Direct+®.

Floor of the Exchange
At the trading post, the best available price is displayed for all to see, and participants can compete for possible price improvement. Trades are entered into the Specialist's book and executed.

Specialist
The Specialist manages the auction and maintains a fair and orderly market. By providing capital when appropriate to balance supply and demand, the Specialist promotes liquidity and dampens volatility.

Broker Consults Buyer/Seller
Upon execution, the trade is quickly processed and reported to the originating broker, who notifies his client. It is also displayed worldwide on the electronic "tape."



Buyer
Seller
Broker
ATS
ECN
Broker
ATS
ECN
BBSS® / SuperDOT® / NYSE Direct+®
Floor of the Exchange
Specialist
Ensures transactions are executed in a fair and orderly manner.
Broker
ATS
ECN
Broker
ATS
ECN
Buyer
Seller







The Specialist's Role

Prior to the start of trading through the closing bell, the Specialist performs several critical functions. Backed by the NYSE's $3 billion investment in technology, including a computerized display book that instantaneously tracks orders, generates quotes, reports trades and performs multiple other tasks, the Specialist oversees a fast-moving environment, stepping in when necessary – in accordance with market regulations – to make split-second decisions that enhance the smooth execution of trading.

At the first level of responsibility, the Specialist manages the auction process, continually showing the best bid-and-offer quote as it changes throughout the day, enabling it to be disseminated to a worldwide audience. This process of price discovery, fundamental to a fair market, is particularly critical at times of new developments, such as the release of corporate news or the initial trading of a new listing. In general, the Specialist system adjusts to new information more quickly than other markets.





Acting as agent, the Specialist executes orders that are electronically routed to the post through the NYSE's SuperDOT® system. The Specialist executes the majority of all orders as a service, making for a very low-cost execution venue. The Specialist also serves floor brokers who enter limit orders to be executed at specified prices, freeing the brokers to engage in other business.

Aware of the level of buying and selling interest relating to his stocks, the Specialist is also able to serve as a catalyst, bringing disparate buyers and sellers together to facilitate trades that otherwise might not occur. Similarly, the Specialist's awareness of the trading taking place at his post provides valuable intelligence to the companies whose stock he represents.

Finally, the Specialist serves as a principal, buying and selling shares to supply liquidity when order imbalances create temporary gaps in supply or demand, and smoothing out trading during periods of volatility. Mandated by the NYSE to commit his own firm's capital in these situations, and to buy and sell against the immediate trend, the Specialist serves as a shock absorber, stabilizing the market by providing liquidity on the other side of a trade.





Although this service is required for only about 15% of the volume – and for a far smaller percentage of total orders – it nevertheless ensures that investors can buy or sell their shares at a price very close to the previous transaction. Even in the face of fast-moving markets, this mandate ensures that price movement will proceed in an orderly, step-like fashion, and mitigate undue volatility.







This past year, an independent study of 39 stocks that switched from NASDAQ to the NYSE demonstrated the stability of the trading environment over which the Specialist presides. Comparing their pre- and post-switch trading characteristics, it was found that these stocks experienced an average reduction in volatility of almost 50%. Moreover, their bid-and-asked spreads tightened by more than a third and execution costs were cut in half.

Challenges and Change

Since its inception, the NYSE has undergone steady change to enhance its strength. One of the most dramatic changes in recent years has been the increase in productivity and efficiency. Twenty years ago, 59,000 trades were executed on average each day through the Exchange; today, that number is 1.4 million. Similarly, back then the Exchange handled an average of 100,000 orders a day; today, it handles 8.8 million. All this has been accomplished without a significant increase in personnel to the trading floor.

In the future, the NYSE will continue to change, and so will the duties of the Specialist. Both will continue to respond to the needs of customers, society at large, and to the constant evolution of technology. Customers will increasingly gain remote access to the point of sale and experience even greater levels of electronic interaction. Execution speeds will continue to increase. But by remaining the lowest-cost market, the NYSE will continue to attract investors' orders, and by keeping its identity as an auction guided by human supervision, it will remain the most equitable mechanism for buyers and sellers to interact, and the world's premier financial marketplace.








NYSE Average Daily Share Volume
(Millions of Shares)
1,441
1,398
1,240
1,042
809
99
00
01
02
03


LaBranche Percent of NYSE Share Volume
29%
29%
28%
22%
14%
99
00
01
02
03


Total Share Volume on the NYSE of LaBranche's Specialist Stocks
(In Billions)
102
95
76
53
26
99
00
01
02
03


LaBranche Non-U.S. Common Stock Listings
134
133
123
69
42
99
00
01
02
03

Combining human judgment, their firms' own capital, and advanced technology, Specialists create a true auction market – one that has distinguished the NYSE from all other major equity markets.















The LaBRANCHE ADVANTAGE

At $5.5 trillion, the global market capitalization of companies represented by LaBranche far exceed that of all the companies traded on any other major world stock market.

Just as the NYSE's auction market stands out among world stock markets, so too does LaBranche stand out among Specialist firms.

In terms of size alone, LaBranche handles more company listings than any other Specialist firm. By the end of 2003, LaBranche was the Specialist for 578 listings on the NYSE as well as for stocks, options and Exchange-Traded Funds listed on the AMEX. The stocks traded by LaBranche accounted for over 28% of the total volume traded on the NYSE. At $5.5 trillion, the global market capitalization of companies represented by LaBranche far exceeded that of all the companies traded on any other major world stock market.

LaBranche's listed companies represent all industries, including nine stocks in the Dow Jones Industrial Average and 103 of the S&P 500 Index. A leader in global equity trading, LaBranche also handles the greatest volume and value of trading in ADRs, representing major foreign companies from all over the world seeking a presence on the NYSE to increase their access to international capital. Although 2003 was an unusually slow year for initial public

Total Listed Companies on NYSE

578

Non-U.S. Listings on NYSE

133

New Common Stock Listings

21

Principal Shares Traded on NYSE

27.6b

Dollar Value of Principal Shares Traded on NYSE

$725.1b

S&P 500 Index Stocks
Includes 1 listing from the AMEX

103



S&P 100 Index Stocks

30

Dow Jones Industrial Average Stocks

9

% Dollar Volume Traded on NYSE

27%

% Share Volume Traded on NYSE

28%

offerings, reflecting the general economic conditions, LaBranche won 21 new company listings with a combined current market capitalization of $60 billion.

Expertise, Capital and Service

But numbers alone do not tell the entire story. It is the superior quality of execution that LaBranche has consistently achieved in the trading of our listed company stocks that has earned us our leadership position. As one of the most highly capitalized Specialist firms on the NYSE, we are ready to utilize our capital on behalf of our listed companies. Our Specialists, among the industry's best trained and most experienced, prudently employ our resources to manage volatility, tighten spreads and maintain trading continuity in our clients' shares. Additionally, our Specialist managers are always on site to monitor and assist our Specialists' performance, and special teams are available to assist in the handling of any difficult market situation.

Beyond the immediacy of the trading floor, the services we provide also serve to distinguish us. Our Specialists keep our listed companies closely informed of the activity in their shares, and a team of professionals, with wide-ranging financial expertise, provides them with additional market and economic information. We hold conferences and seminars, give presentations to management and offer support services for investor relations on a customized basis. These added services, many of which we originated, have helped to redefine the relationship between the Specialist and the listed-company client.

Our Listed Companies

(As of March 1, 2004)

New York Stock Exchange Common Stock Listings

MMM	3M Company
KDE	4Kids Entertainment, Inc.
ABB	ABB Ltd.
ABN	ABN AMRO Holding N.V.
ACG	ACM Income Fund, Inc.
ATU	Actuant Corporation
ADX	Adams Express Company (The)
ADO	Adecco SA
ASF	Administaff, Inc.
RKY	Adolph Coors Company
AAP	Advance Auto Parts, Inc.
MKT	Advanced Marketing Services, Inc.
AVO	Advanced Medical Optics, Inc.
ASX	Advanced Semiconductor Engineering, Inc.
AG	AGCO Corporation
AGR/A	Agere Systems Inc. - Class A
AGR/B	Agere Systems Inc. - Class B
A	Agilent Technologies, Inc.
RRE	AIM Select Real Estate Income Fund
AMI	Alaris Medical Systems, Inc.
ALK	Alaska Air Group, Inc.
AIN	Albany International Corp.
ARE	Alexandria Real Estate Equities, Inc.
Y	Alleghany Corporation
AGN	Allergan, Inc.
ALE	ALLETE, Inc.
AWF	Alliance World Dollar Government Fund II, Inc.
ATK	Alliant Techsystems Inc.
AED	Allied Domecq PLC
AFC	Allmerica Financial Corporation
ALS	ALSTOM
MO	Altria Group, Inc.
ACH	Aluminum Corporation of China Limited
AWA	America West Holdings Corporation
AEP	American Electric Power Company, Inc.
AXP	American Express Company
AFG	American Financial Group, Inc.
AFR	American Financial Realty Trust
ARL	American Realty Investors, Inc.
AGP	AMERIGROUP Corporation
AML	AMLI Residential Properties Trust
APN	Applica Incorporated
AIT	Applied Industrial Technologies, Inc.
ADM	Archer Daniels Midland Company
ASN	Archstone-Smith Trust
ARI	Arden Realty, Inc.
T	AT&T Corp.
AWE	AT&T Wireless Services, Inc.
ATO	Atmos Energy Corporation
ANZ	Australia and New Zealand Banking Group Limited
ALV	Autoliv, Inc.
AV	Avaya Inc.
AVY	Avery Dennison Corporation
BEZ	Baldor Electric Company
BBV	Banco Bilbao Vizcaya Argentaria, S.A.
BCH	Banco de Chile
ITU	Banco Itau S.A.
SAN	Banco Santander Santiago
CIB	Bancolombia S.A.
BNK	Banknorth Group, Inc.
BOH	Bank of Hawaii Corporation
IRE	Bank of Ireland
BMO	Bank of Montreal
BN	Banta Corporation
ABX	Barrick Gold Corporation
BOL	Bausch & Lomb Incorporated
BWC	Belden Inc.
BMS	Bemis Company, Inc.
BNG	Benetton Group S.p.A
BER	Berkley (W.R.) Corporation
BRK/A	Berkshire Hathaway Inc. - Class A
BRK/B	Berkshire Hathaway Inc. - Class B
BRY	Berry Petroleum Company
BJ	BJ's Wholesale Club, Inc.
BSD	BlackRock Strategic Municipal Trust (The)
BBI	Blockbuster Inc.
BLT	Blount International, Inc.
BMC	BMC Software, Inc.
RST	Boca Resorts, Inc.
BWA	BorgWarner Inc.
BTF	Boulder Total Return Fund, Inc.
BOY	Boykin Lodging Company
BRP	Brasil Telecom Participacoes S.A.
BTM	Brasil Telecom S.A.
BRE	BRE Properties, Inc.
BMY	Bristol-Myers Squibb Company
BGY	British Energy plc
BRO	Brown & Brown, Inc.
BWS	Brown Shoe Company, Inc.
BF/A	Brown-Forman Corporation - Class A
BF/B	Brown-Forman Corporation - Class B
BPL	Buckeye Partners, L.P.
BBR	Butler Manufacturing Co.
CWP	Cable and Wireless plc
CDT	Cable Design Technologies Corporation
CAI	CACI International Inc.
CDN	Cadence Design Systems, Inc.
CPT	Camden Property Trust
COF	Capital One Financial Corporation
CSU	Capital Senior Living Corporation
KMX	CarMax, Inc.
CAE	Cascade Corporation
CLS	Celestica Inc.
CX	CEMEX, S.A. de C.V.
CTX	Centex Corporation
CKP	Checkpoint Systems, Inc.
CPG	Chelsea Property Group, Inc.
CSK	Chesapeake Corporation
CHK	Chesapeake Energy Corporation
CVX	ChevronTexaco Corporation
LFC	China Life Insurance Company Limited
SNP	China Petroleum & Chemical Corporation
CHA	China Telecom Corporation Limited
CHZ	Chittenden Corporation
CI	CIGNA Corporation
CIN	Cinergy Corp.
CC	Circuit City Stores, Inc.
CIT	CIT Group Inc.
CZN	Citizens Communications Company
CLK	Clark, Inc.
CCU	Clear Channel Communications, Inc.
CNH	CNH Global N.V.
CIF	Colonial Intermediate High Income Fund
CMA	Comerica Incorporated
FIX	Comfort Systems USA, Inc.
CFB	Commercial Federal Corporation
CTV	CommScope, Inc.
GGY	Compagnie Generale de Geophysique, S.A.
ABV	Companhia de Bebidas das Americas - Preference ADR
ABV/C	Companhia de Bebidas das Americas-ADR
SBS	Companhia de Saneamento Bascio do Estado de Sao Paulo-SABESP
CIG	Companhia Energetica de Minas Gerais - CEMIG
CTC	Compania de Telecommunicaciones de Chile S.A.
ELP	Companhia Paranaense de Energia - COPEL
CSC	Computer Sciences Corporation
CIX	CompX International Inc.
CFD	40/86 Strategic Income Fund
CGX	Consolidated Graphics, Inc.
CAL	Continental Airlines, Inc.
COO	Cooper Companies, Inc. (The)
CPO	Corn Products International, Inc.
CRN	Cornell Companies, Inc.
COY	Corporate High Yield Fund
CPV	Correctional Properties Trust
CJR	Corus Entertainment Inc.
COT	Cott Corporation
CUZ	Cousins Properties Incorporated
CVH	Coventry Health Care, Inc.
CR	Crane Co.
CRD/A	Crawford & Company - Class A
CRD/B	Crawford & Company - Class B
CIK	Credit Suisse Asset Management Income Fund, Inc.
CK	Crompton Corporation
CSX	CSX Corporation
CFR	Cullen/Frost Bankers, Inc.
CVS	CVS Corporation
DCX	DaimlerChrysler AG
DF	Dean Foods Company
DGF	Delaware Investments Global Dividend & Income Fund
DAL	Delta Air Lines, Inc.
DEL	Deltic Timber Corporation
DFS	Department 56, Inc.
DEO	Diageo plc
DL	Dial Corporation (The)
DYS	Distribucion y Servicio D&S S.A.
DG	Dollar General Corporation
DJ	Dow Jones & Company, Inc.
DHF	Dreyfus High Yield Strategies Fund
DSM	Dreyfus Strategic Municipal Bond Fund, Inc.
LEO	Dreyfus Strategic Municipals, Inc.
DST	DST Systems, Inc.
DTE	DTE Energy Company
DRE	Duke Realty Corporation

DD	E.I. du Pont de Nemours and Company
DQE	Duquesne Light Holdings Inc.
EXP	Eagle Materials, Inc.
EXP/B	Eagle Materials, Inc. - Class B
EMN	Eastman Chemical Company
EK	Eastman Kodak Company
ECL	Ecolab Inc.
ELK	ElkCorp
ERJ	Embraer-Empresa Brasileira de Aeronautica S.A.
ETF	Emerging Markets Telecommunications Fund, Inc.
EMR	Emerson Electric Co.
ICA	Empresas ICA Sociedad Controladora, S.A. de C.V.
ELE	Endesa, S.A.
EN	Enel S.p.A.
E	Eni S.p.A.
EBF	Ennis Business Forms, Inc.
ETR	Entergy Corporation
ENZ	Enzo Biochem, Inc.
ENT	Equant N.V.
EQT	Equitable Resources, Inc.
EQS	Equus II Incorporated
ESS	Essex Property Trust, Inc.
EL	Estee Lauder Companies Inc. (The)
EXC	Exelon Corporation
XJT	ExpressJet Holdings, Inc.
EXE/A	Extendicare Inc. - Class A
XOM	Exxon Mobil Corporation
FDS	FactSet Research Systems Inc.
FFH	Fairfax Financial Holdings Limited
FIC	Fair Isaac Corporation
FRE	Freddie Mac
FRT	Federal Realty Investment Trust
FSS	Federal Signal Corporation
FII	Federated Investors, Inc.
FPT	Federated Premier Intermediate Municipal Income Fund
FMN	Federated Premier Municipal Income Fund
FDC	First Data Corporation
FF	First Financial Fund, Inc.
FMD	First Marblehead Corporation (The)
FLB	First National Bankshares of Florida, Inc.
FTN	First Tennessee National Corporation
FUR	First Union Real Estate Equity and Mortgage Investments
PFD	Flaherty & Crumrine Preferred Income Fund, Inc.
PFO	Flaherty & Crumrine Preferred Income Opportunity Fund, Incorporated
FLE	Fleetwood Enterprises, Inc.
FLS	Flowserve Corporation
FNB	F.N.B. Corporation
F	Ford Motor Company
FOX	Fox Entertainment Group, Inc.
FBR	Friedman, Billings, Ramsey Group, Inc. - Class A
FUL	Fuller (H.B.) Company
GPS	Gap Inc.
GCO	Genesco Inc.
GGI	GEO Group, Inc. (The)
GGC	Georgia Gulf Corporation
GGB	Gerdau S.A.
GER	Germany Fund, Inc. (The)
GTY	Getty Realty Corp.
GSK	GlaxoSmithKline plc
GLB	Glenborough Realty Trust Incorporated
GHI	Global High Income Dollar Fund, Inc.
GPN	Global Payments Inc.
GFI	Gold Fields Limited
GT	Goodyear Tire & Rubber Company (The)
GOT	Gottschalks Inc.
GPP	Government Properties Trust, Inc.
GGG	Graco Inc.
GVA	Granite Construction Incorporated
GPK	Graphic Packaging Corporation
GTN	Gray Television, Inc.
GTN/A	Gray Television, Inc. - Class A
GFR	Great American Financial Resources, Inc.
GLK	Great Lakes Chemical Corporation
GL	Great Lakes REIT
GNI	Great Northern Iron Ore Properties
GXP	Great Plains Energy Incorporated
GMP	Green Mountain Power Corporation
ASR	Grupo Aeroportuario del Sureste, S.A. de C.V.
IMY	Grupo Imsa, S.A. de C.V.
TV	Grupo Televisa, S.A.
GSH	Guangshen Railway Company Limited
GSE	Gundle/SLT Environmental, Inc.
HRB	H&R Block, Inc.
HNZ	H.J. Heinz Company
HAE	Haemonetics Corporation
HAL	Halliburton Company
JH	Harland (John H.) Company
HSC	Harsco Corporation
HIG	Hartford Financial Services Group, Inc. (The)
HVT	Haverty Furniture Companies, Inc.
HVT/A	Haverty Furniture Companies, Inc. - Class A
HE	Hawaiian Electric Industries, Inc.
HCC	HCC Insurance Holdings, Inc.
HR	Healthcare Realty Trust Incorporated
HXL	Hexcel Corporation
HIH	Highland Hospitality Corporation
HRH	Hilb, Rogal and Hobbs Company
HBC	HSBC Holdings plc
HNP	Huaneng Power International, Inc.
HYC	Hypercom Corporation
HTR	Hyperion Total Return Fund, Inc.
IEX	IDEX Corporation
IMN	Imation Corp.
IBA	Industrias Bachoco, S.A. de C.V.
ING	ING Groep N.V.
IES	Integrated Electrical Services, Inc.
ICM	Internacional de Ceramica, S.A. de C.V.
IAL	International Aluminum Corporation
IMC	International Multifoods Corporation
MGC	Investors First Fund, Inc.
IRS	IRSA Inversiones y Representaciones Sociedad Anonima
JEC	Jacobs Engineering Group Inc.
JEF	Jefferies Group, Inc.
JFC	JF China Region Fund, Inc.
JCC	Jilin Chemical Industrial Company Limited
JLG	JLG Industries, Inc.
JAS	Jo-Ann Stores, Inc
PPF	John Hancock Patriot Preferred Dividend Fund
JW/A	John Wiley & Sons, Inc. - Class A
JW/B	John Wiley & Sons, Inc. - Class B
JLL	Jones Lang LaSalle Incorporated
JRC	Journal Register Company
KPP	Kaneb Pipe Line Partners, L.P.
KSL	Kaneb Services LLC
KCS	KCS Energy, Inc.
KWD	Kellwood Company
KZL	Kerzner International Limited
KCI	Kinetic Concepts, Inc.
KGC	Kinross Gold Corporation
KE	Koger Equity, Inc.
KNM	Konami Corporation
PHG	Royal Philips Electronics N.V.
KB	Kookmin Bank
KFY	Korn/Ferry International
KFT	Kraft Foods Inc.
KKD	Krispy Kreme Doughnuts, Inc.
KR	Kroger Co. (The)
KRO	Kronos Worldwide, Inc.
KUB	Kubota Corporation
LQI	La Quinta Corporation
LRW	Labor Ready, Inc.
LFL	Lan Chile S.A.
LHO	LaSalle Hotel Properties
LAQ	Latin American Equity Fund, Inc. (The)
LEE	Lee Enterprises, Incorporated
LBC	Lehman Brothers/First Trust Income Opportunity Fund
LEH	Lehman Brothers Holdings Inc.
LII	Lennox International Inc.
LXP	Lexington Corporate Properties Trust
LNN	Lindsay Manufacturing Co.
LIN	Linens 'n Things, Inc.
LYG	Lloyds TSB Group plc
LDG	Longs Drug Stores Corporation
LOW	Lowe's Companies, Inc.
LU	Lucent Technologies Inc.
LYO	Lyondell Chemical Company
MTB	M&T Bank Corporation
MRD	MacDermid, Incorporated
TUC	Mac-Gray Corporation
MTA	Magyar Tavkozlesi RT
MHY	Managed High Income Portfolio Inc.
MMU	Managed Municipals Portfolio Inc.
HCR	Manor Care, Inc.
MAN	Manpower Inc.
MTZ	MasTec, Inc.
MXO	Maxtor Corporation
MWV	MeadWestvaco Corporation
MHS	Medco Health Solutions, Inc.
MDT	Medtronic, Inc.
MRK	Merck & Co., Inc.
MCY	Mercury General Corporation
MDP	Meredith Corporation
TMR	Meridian Resource Corporation (The)
MSB	Mesabi Trust

MX	Metso Corporation
MXE	*Mexico Equity and Income Fund, Inc. (The)*
MFI	MicroFinancial Incorporated
MAA	Mid-America Apartment Communities, Inc.
MZ	Milacron Inc.
MLR	Miller Industries, Inc.
MIL	Millipore Corporation
OOM	mmO2 plc
MHK	Mohawk Industries, Inc.
MNY	MONY Group Inc. (The)
MRH	Montepelier Re Holdings Ltd.
MOG/A	Moog Inc. - Class A
MOG/B	Moog Inc. - Class B
MWD	Morgan Stanley
IIC	Morgan Stanley California Insured Municipal Income Trust
MSD	Morgan Stanley Emerging Markets Debt Fund, Inc.
MGB	Morgan Stanley Global Opportunity Bond Fund, Inc.
ICB	Morgan Stanley Income Securities Trust
IMB	Morgan Stanley Insured Municipal Bond Trust
OIC	Morgan Stanley Municipal Income Opportunity Trust III
IQN	Morgan Stanley New York Quality Municipal Securities
IQT	Morgan Stanley Municipal Investment Trust
MHF	Municipal High Income Fund, Inc.
MVT	MuniVest Fund II, Inc.
MIY	MuniYield Michigan Insured Fund, Inc.
MQT	MuniYield Quality Fund II, Inc.
MUR	Murphy Oil Corporation
MYK	Mykrolis Corporation
MYL	Mylan Laboratories Inc.
NAB	National Australia Bank Limited
NDC	NDCHealth Corporation
IRL	New Ireland Fund, Inc. (The)
NXL	New Plan Excel Realty Trust Inc.
NYB	New York Community Bancorp, Inc.
NWS	News Corporation Limited (The) - ADS
NWS/A	News Corporation Limited (The) - Voting ADS
NKE	NIKE, Inc.
NTT	Nippon Telegraph and Telephone Corporation
NI	NiSource Inc.
NIS	Nissin Co., Ltd.
NL	NL Industries, Inc.
NE	Noble Corporation
NBL	Noble Energy, Inc.
NOK	Nokia Corporation
NMR	Nomura Holdings, Inc.
NTL	Nortel Inversora S.A.
NVS	Novartis AG
NUS	Nu Skin Enterprises, Inc.
NUE	Nucor Corporation
NUI	NUI Corporation
NXC	Nuveen California Select Tax-Free Income Portfolio
NNC	Nuveen North Carolina Premium Income Municipal Fund
NNJ	Nuveen New Jersey Premium Income *Municipal Fund, Inc.*
NXP	Nuveen Select Tax Free Income Portfolio
OO	Oakley, Inc.
ODP	Office Depot, Inc.
OGE	OGE Energy Corp.
OMM	OMI Corporation
OCR	Omnicare, Inc.
OCQ	Oneida Ltd.
OFG	Oriental Financial Group Inc.
OCA	Orthodontic Centers of America, Inc.
OHP	Oxford Health Plans, Inc.
PRE	PartnerRe Ltd.
POG	*Patina Oil & Gas Corporation*
PDX	Pediatrix Medical Group, Inc.
PNN	Penn Engineering & Manufacturing Corp.
PVR	Penn Virginia Resource Partners, L.P.
PVA	Penn Virginia Corporation
PBG	Pepsi Bottling Group, Inc.
PBT	Permain Basin Royalty Trust
PZE	Petrobras Energia Participaciones S.A.
PTR	PetroChina Company Limited
POB	Philadelphia Authority for Industrial Development
PHI	Philippine Long Distance Telephone Company
PVH	Phillips-Van Heusen Corporation
PIR	Pier 1 Imports, Inc.
RCS	PIMCO Strategic Global Government Fund, Inc.
PT	Portugal Telecom, SGPS, S.A.
PPG	PPG Industries, Inc.
PCP	Precision Castparts Corp.
PLD	ProLogis
PFS	Provident Financial Services, Inc.
PRV	Province Healthcare Company
PEG	Public Service Enterprise Group Incorporated
PUB	Publicis Groupe S.A.
PTM	Putnam Managed High Yield Trust
PMO	Putnam Municipal Opportunities Trust
PWR	Quanta Services, Inc.
IQW	Quebecor World Inc.
STR	Questar Corporation
LQ	Quinenco S.A.
Q	Qwest Communications International Inc.
RDN	Radian Group Inc.
RRC	Range Resources Corporation
RIT	Real Estate Income Fund Inc.
RF	Regions Financial Corporation
RIN	Rinker Group Ltd.
ROG	Rogers Corporation
KPN	Royal KPN N.V.
RRD	R.R. Donnelley & Sons Company
RYL	Ryland Group, Inc. (The)
MNP	Salomon Brothers Municipal Partners Fund Inc.
SFP	Salton, Inc.
SJT	San Juan Basin Royalty Trust
IMI	Sanpaolo IMI S.p.A.
SNY	Sanofi-Synthelabo
SSL	Sasol Limited
SBC	SBC Communications Inc.
SGP	Schering-Plough Corporation
SLB	*Schlumberger Limited*
SPI	Scottish Power plc
LBF	Scudder Global High Income Fund
SAF	Scudder New Asia Fund, Inc.
STX	Seagate Technology
SJR	Shaw Communications Inc.
SKO	*ShopKo Stores, Inc.*
SRP	Sierra Pacific Resources
SPG	Simon Property Group, Inc.
SHI	Sinopec Shanghai Petrochemical Company Limited
SIR	SIRVA, Inc.
PKS	Six Flags, Inc.
SKX	Skechers U.S.A., Inc.
SNN	Smith & Nephew plc
AOS	Smith (A.O.) Corporation
SAH	Sonic Automotive, Inc.
BID	Sotheby's Holdings, Inc.
SJI	South Jersey Industries, Inc.
SOA	Southern Africa Fund, Inc.
SSS	Sovran Self Storage, Inc.
SRX	SRA International, Inc.
STJ	St. Jude Medical, Inc.
SPC	St. Paul Companies, Inc. (The)
STT	State Street Corporation
LVB	Steinway Musical Instruments, Inc.
SU	Suncor Energy Inc.
STI	SunTrust Banks, Inc.
SBL	Symbol Technologies, Inc.
TWN	Taiwan Fund, Inc.
TSM	Taiwan Semiconductor Manufacturing Company Ltd.
TCO	Taubman Centers, Inc.
CVT	TCW Convertible Securities Fund, Inc.
TLD	TDC A/S
TKP	Technip
TSU	Tele Celular Sul Participacoes S.A.
TRO	Tele Centro Oeste Celular Participacoes S.A.
TBE	Tele Leste Celular Participacoes S.A.
TNE	Tele Norte Leste Participacoes S.A. - TELEMAR
TSD	Tele Sudeste Celular Participacoes S.A.
TEO	Telecom Argentina STET-France Telecom S.A.
TSP	Telecomunicacoes de Sao Paulo S.A. - TELESP
TFX	Teleflex Incorporated
TAR	Telefonica de Argentina S.A.
TMX	Telefonos de Mexico, S.A. de C.V.
TMB	Telemig Celular Participacoes S.A.
TCP	Telesp Celular Participacoes S.A
TU	TELUS Corporation
GIM	Templeton Global Income Fund
TRF	Templeton Russia and East European Fund, Inc.
TS	Tenaris S.A.
TXI	Texas Industries, Inc.
TPL	Texas Pacific Land Trust
TGX	Theragenics Corporation
TNB	Thomas & Betts Corporation
TNM	Thomas Nelson, Inc.
TNM/B	Thomas Nelson, Inc. - Class B

TJX	TJX Companies, Inc. (The)
TOT	TOTAL S.A.
TWR	Tower Automotive, Inc.
TM	Toyota Motor Corporation
TP	TPG N.V.
TAC	TransAlta Corporation
TRB	Tribune Company
TZA	TV Azteca S.A. de C.V.
TYC	Tyco International Ltd.
TSN	Tyson Foods, Inc.
USB	U.S. Bancorp
UIL	UIL Holdings Corporation
UB	UnionBanCal Corporation
UDR	United Dominion Realty Trust, Inc.
UMC	United Microelectronics Corporation
UPS	United Parcel Service, Inc.
UHT	Universal Health Realty Income Trust
UHS	Universal Health Services, Inc.
UTI	Universal Technical Institute, Inc.
UNM	UNUMProvident
UPM	UPM-Kymmene Corporation
VCI	Valassis Communications, Inc.
VLI	Valero L.P.
VKA	Van Kampen Advantage Municipal Income Trust
VQC	Van Kampen American Capital California Quality Muni Trust
VKQ	Van Kampen Municipal Trust
VNM	Van Kampen New York Quality Municipal Trust
VTN	Van Kampen Trust for Investment Grade New York Munis
VAR	Varian Medical Systems, Inc.
VIA	Viacom Inc. - Class A
VIA/B	Viacom Inc. - Class B
VVI	Viad Corp
VIP	Vimpel-Communications
VC	Visteon Corporation
VCP	Votorantim Celulose e Papel S.A.
WNC	Wabash National Corporation
WB	Wachovia Corporation
WPO	Washington Post Company (The)
WCN	Waste Connections, Inc.
WMI	Waste Management, Inc.
WPI	Watson Pharmaceuticals, Inc.
WMO	Wausau-Mosinee Paper Corporation
WCI	WCI Communities, Inc.
WBS	Webster Financial Corporation
WFC	Wells Fargo & Company
WST	West Pharmaceutical Services, Inc.
WR	Westar Energy, Inc.
WEH	WestCoast Hospitality Corporation
WRC	Westport Resources Corporation
WHR	Whirlpool Corporation
WTM	White Mountain Insurance Group, Ltd.
JWL	Whitehall Jewellers, Inc.
WLL	Whiting Petroleum Corporation
WGO	Winnebago Industries, Inc.
WLV	Wolverine Tube, Inc.
WWW	Wolverine World Wide, Inc.
WF	Woori Finance Holdings Co., Ltd
WPS	WPS Resources Corporation
XNR	Xanser Corporation
XEL	Xcel Energy Inc.
YCC	Yankee Candle Company, Inc. (The)
YRK	York International Corporation
ZNT	Zenith National Insurance Corp.
ZMH	Zimmer Holdings, Inc.

American Stock Exchange Common Stock Listings

RIF	AEW Real Estate Income Fund
AHI	Allied Holdings, Inc.
INV	American Residential Investment Trust, Inc.
AMK	American Technical Ceramics Corp.
BHO	B+H Ocean Carriers Ltd.
BHB	Bar Harbor Bankshares
BHL	Berkshire Hills Bancorp, Inc.
BIO	Bio-Rad Laboratories, Inc.
BIOB	Bio-Rad Laboratories, Inc. - Class B
CBJ	Cambior Inc.
ECP	Canterbury Park Holding Corporation
CAU	Canyon Resources Corporation
CAA	Capital Alliance Income Trust Ltd.
CKN	Cash Systems, Inc.
CAS	Castle (A.M.) & Co.
JCS	Communication Systems, Inc.
SCB	Community Bankshares, Inc.
CYL	Community Capital Corporation
CTT	Competitive Technologies, Inc.
CO	Corrpro Companies, Inc.
COR	Cortex Pharmaceuticals, Inc.
CVV	CVD Equipment Corporation
DFC	Delta Financial Corporation
HIR	Diversified Corporate Resources, Inc.
DXT	Dixon Ticonderoga Company
EAG	Eagle Broadband Inc.
EGO	Eldorado Gold Corporation
EAD	Evergreen Income Advantage Fund
ERC	Evergreen Managed Income Fund
EXM	Excel Maritime Carriers LTD.
EZM	E-Z-EM, Inc.
FMK	FiberMark, Inc.
FVL	First Trust Value Line 100 Fund
FVD	First Trust Value Line Dividend Fund
FCM	First Trust/Four Corners Senior Floating Rate Income Fund
FTF	Franklin Templeton Limited Duration Income Trust
GRS	Gammon Lake Resources Inc.
GEL	Genesis Energy, L.P.
GRZ	Gold Reserve Inc.
GSS	Golden Star Resources Ltd.
HWK	Hawk Corporation
HCT	Hector Communications Corporation
HT	Hersha Hospitality Trust
IAG	IAMGOLD Corporation
IF	Indonesia Fund, Inc. (The)
ISV	InSite Vision Incorporated
INB	Integrated BioPharma, Inc.
IAX	International Absorbents Inc.
JAX	J. Alexander's Corporation
LB	LaBarge, Inc.
LGF	Lions Gate Entertainment Corp
MWE	MarkWest Energy Partners, L.P.
MWP	MarkWest Hydrocarbon, Inc.
MZT	Matritech, Inc.
TOX	MEDTOX Scientific, Inc.
MRB	Metallica Resources, Inc.
MSL	MidSouth Bancorp, Inc.
MFN	Minefinders Corporation Ltd.
MNG	Miramar Mining Corporation
NBR	Nabors Industries Ltd.
NBY	NBC Capital Corporation
NBW	Neuberger Berman California Intermediate Municipal Fund, Inc.
NBH	Neuberger Berman Intermediate Municipal Fund Inc.
NBO	Neuberger Berman New York Intermediate Fund Inc.
NRO	Neuberger Berman Real Estate Securities Income Fund Inc.
NBN	Northeast Bancorp
NXG	Northgate Exploration Limited
NGK	Nuveen Connecticut Dividend Advantage Municipal Fund
NFC	Nuveen Connecticut Premium Income Municipal Fund
NKL	Nuveen Insured California Dividend Advantage Municipal Fund
NMZ	Nuveen Municipal High Income Opportunity Fund
NRB	Nuveen North Carolina Premium Income Municipal Fund
OHB	Orleans Homebuilders, Inc.
PAE	Peace Arch Entertainment Group Inc.
PXG	Phoenix Footware Group, Inc.
PLC	PLC Systems Inc.
PYR	PYR Energy Corporation
RTK	Rentech, Inc.
RUN	Reunion Industries, Inc.
IRN	Rewards Network Inc.
RCF	Rica Foods, Inc.
SIF	SIFCO Industries, Inc.
SMD	Singing Machine Company, Inc. (The)
SBI	Intermediate Muni Fund, Inc.
SBB	Sussex Bancorp
TAG	Tag-It Pacific, Inc.
TLL	Teletouch Communications, Inc.
TGC	Tengasco, Inc.
TPE	Teton Petroleum Company
TPY	Tipperary Corporation
TMG	TransMontaigne Inc.
TTG	Tutogen Medical, Inc.
UNB	Union Bankshares, Inc.
VKI	Van Kampen Advanced Municipal Income Trust II
VOV	Van Kampen Ohio Value Municipal Income Trust
VKL	Van Kampen Select Sector Municipal Trust
VES	Vestaur Securities, Inc.
VRA	Viragen, Inc.
WTZ	Western Silver Corporation
WHT	Wheaton River Minerals Ltd.
WTT	Wireless Telecom Group, Inc.
WBR	Wyndham International, Inc.
AUY	Yamana Gold Inc.

Financial Information

You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to such statements included elsewhere in this filing. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties including, but not limited to those discussed in "Risk Factors" set forth in Item 1 of this annual report. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Executive Overview

Our principal businesses are operating as a specialist on the NYSE, AMEX and NYBOT and a market-maker on the AMEX, NYBOT, CBOE and PHLX, and providing execution and clearing services to retail and institutional clients and correspondents. Adverse changes affecting the economy and/or the securities markets, which may result in a decline in market volume traded, volatility or liquidity, also typically result in a decrease in revenues from our specialist, market-making and execution and clearing activities. Historically, increases in our revenues have resulted primarily from acquisitions, increases in the volume of trading on the NYSE, volatility in the prices of publicly-traded securities and favorable conditions in the securities markets.

The year 2003 was a particularly challenging and disappointing period for us. Although the equity markets generally experienced substantial price gains, decreases in share volume, diminished volatility and an increase in program trading on the NYSE resulted in a significant decline in our revenues. In addition, our stock price dropped to its lowest level since our initial public offering, due to our weak 2003 quarterly earnings and the prolonged SEC and NYSE investigations into the trading activities of the five largest specialist firms. Our weak quarterly results and the depressed level of our stock price contributed to our goodwill impairment charge of $170.3 million in 2003. Furthermore, we were required to reflect a pre-tax charge of $63.5 million in our 2003 financial results because of our agreement in principle to settle the SEC and NYSE investigations.

Notwithstanding the difficulties we experienced in 2003, we have seen evidence in January and February 2004 of a possible return of the robust equity trading activity that prevailed in previous years. In January and February 2004, the NYSE average daily trading volume has increased 12% over the same period of 2003. In addition, in January 2004, equity fund net inflow, which is the net dollar amount invested by mutual funds in equities for a given period, was $49.3 billion, the strongest monthly reading since February 2000. We are confident that specialists will continue to play an integral role in equities trading. The NYSE has recently proposed to broaden access to, and the functionality of, its NYSE Direct+® automatic trade execution system. If these changes are approved by the SEC, the NYSE may qualify as a "fast" market, thus mitigating the potentially adverse effect for us of the proposed modifications to the "trade-through" rule.

Our LSP subsidiary grew substantially in 2003, and as a specialist and market-maker in new products and new markets, should continue to grow in 2004.

In terms of liquidity, we are actively searching for the most cost effective and flexible alternative to refinancing our Senior Notes before August 2004. Under the covenants contained within the Senior Notes and Senior Subordinated Notes, our cash flexibility has been restrained. We will seek to alleviate or eliminate these current restraints.

New Accounting Developments

In December 2003, the FASB issued FIN 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46(R) requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns, or both, of the entity. FIN 46(R) is effective no later than the end of the first reporting period that ends after March 15, 2004. We do not believe the implementation of FIN 46(R) will have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instrument with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the interim period beginning after June 15, 2003. Since May 31, 2003, we have not entered into or modified any financial instruments with characteristics of both liabilities and equity as defined under SFAS No. 150. Additionally, we have no mandatorily redeemable stock. The implementation of SFAS No. 150 has had no impact on our 2003 consolidated financial statements.

Critical Accounting Estimates

Goodwill A critical accounting estimate is the determination of fair value of each of our reporting units and the fair value of each reporting unit's goodwill under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." In determining fair value, we use standard analytical approaches to business enterprise valuation ("BEV"), such as the market comparable approach and the income approach. The market comparable approach is based upon comparisons of the subject company to similar companies engaged in an actual merger or acquisition or to public companies whose stocks are actively traded. As part of this process, multiples of value relative to financial variables, such as earnings or stockholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. The income approach involves estimating the present value of the subject company's future cash flows by using projections of the cash flows that the business is expected to generate, and discounting these cash flows at a given rate of return. Each of these BEV methodologies requires the use of management estimates and assumptions. For example, under the market comparable approach, we assigned a certain control premium to the average public market price of our common stock during the fourth quarter of 2003 in estimating the fair value of our reporting units. Similarly, under the income approach, we assumed certain growth rates for our revenues, expenses, earnings before interest, depreciation and amortization, effective tax rate, returns on working capital and other assets and capital expenditures, among others. We also assumed a certain discount rate and terminal growth rates in our calculations. For our 2003 goodwill impairment test, we engaged an independent business valuation firm to assist us in our BEV analyses. In our SFAS No. 142 test, we compared the fair values of our reportable units and the fair values of our reporting units' goodwill—obtained based on the methods described above—to their respective carrying values in two separate steps under SFAS No. 142 guidelines to arrive at the $170.3 million impairment loss we recognized for 2003.

Given the subjectivity involved in selecting which BEV approach to use and in determining the input variables for use in our analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of fair value. Depending on market factors in 2004 and beyond, such as possible major changes in the NYSE market structure, we could be faced with further impairment indicators on the carrying value of our goodwill at December 31, 2003 which could result in future goodwill impairment losses.

Non-Marketable Securities The use of fair value to measure certain non-marketable investments is a critical accounting policy. Investments in non-marketable securities consist of investments in equity securities of private companies, limited liability company interests and limited partnership interests, which do not have readily available price quotations. Our principal non-marketable investment, by its nature, has little or no price transparency. Certain investments in non-marketable securities are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. In the absence of such transactions, we apply a discount factor to the carrying value of the investment, if we conclude that the expected realizable value of the investment is less than the carrying value. In arriving at these conclusions, we consider factors such as the financial performance of the company in which we invested, its cash flow forecasts, expected timing of a possible initial public offering, trends within that company's industry and any specific rights associated with our investment, such as conversion features. Given management's judgment involved in valuing certain investments in non-marketable securities, it is possible that a different conclusion of fair value as of a given point in time could be reached by a third-party factoring in the same variables as we have.

Other-Than-Temporary Impairment of Exchange Memberships The determination of the fair value of exchange memberships is a critical accounting estimate. Exchange memberships owned by us are originally carried at cost as an approximation of fair value. Adjustments to carrying value are made if we deem that an "other-than-temporary" decline in value, as defined in Emerging Issues Task Force ("EITF") Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, has occurred. In determining whether exchange memberships owned are impaired (i.e., fair market value is below cost) and whether such impairment is deemed temporary or other-than-temporary, we consider many factors, including, but not limited to, information regarding recent sales prices of exchange memberships, historical trends of sales prices on a particular exchange, the current condition of the particular exchange's market structure, legal and regulatory developments affecting the particular exchange's market structure, trends in new listings on the particular exchange, general global and national economic factors and our knowledge and judgment of the securities market as a whole and the specialist industry in particular. As a result of applying this accounting policy, we recognized a $0.5 million other-than-temporary impairment of our AMEX exchange membership for 2003. It is possible that future other-than-temporary impairment charges could result from adverse changes in current market conditions.

Off Balance Sheet Arrangements

LFSI, through the normal course of business, enters into various securities transactions as agent. The execution, settlement and financing of these transactions can result in off-balance sheet risk and concentration of credit risk. LFSI's execution and clearing activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose LFSI to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and LFSI has to purchase or sell securities at a loss. For margin transactions, LFSI may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

Repurchases of our Preferred Stock

On February 19, 2002, we repurchased approximately 28,164 shares of our Series A preferred stock at $1,000 per share plus accrued and unpaid dividends up to but not including the date of purchase, pursuant to a tender offer commenced on January 18, 2002. As a result of the purchase, we recorded a one-time expense of approximately $1.5 million due to the acceleration of the discount accretion on the shares purchased.

On August 7, 2002, we issued to RPM Nautical Foundation, Inc. ("RPM Nautical"), a non-profit organization of which George E. Robb, Jr., a former member of our Board of Directors, is a founder and director, notes in the aggregate principal amount of $8.0 million in exchange for the 8,000 shares of our Series A preferred stock then held by RPM Nautical. These notes are subordinate to our Senior Notes and our Senior Subordinated Notes. We also paid to RPM Nautical, in cash, the amount of accrued and unpaid dividends with respect to the shares of our Series A preferred stock held by RPM Nautical as of August 6, 2002. As a result of the exchange, we recorded an expense of approximately $0.4 million due to the acceleration of the discount accretion on the shares exchanged.

On January 6, 2003, we offered to repurchase up to 30,000 shares of our then-outstanding Series A preferred stock. On February 4, 2003, we purchased approximately 24,650 shares of our Series A preferred stock at a price of $1,000 per share, plus accrued and unpaid dividends up to but not including the date of purchase pursuant to a tender offer commenced on January 6, 2003. As a result of the purchase, we recorded an expense of approximately $0.9 million due to the acceleration of the discount accretion on the shares purchased.

Completed Preferred Stock Exchange Offer

On January 21, 2004, we issued one share of our Series B preferred stock in exchange for each of the approximately 39,186 shares of our issued and outstanding Series A preferred stock pursuant to an exchange offer commenced on December 6, 2003. Each share of Series B preferred stock has a liquidation preference of $1,000 per share and generally accrues cumulative preferred dividends at an annual rate of 8.0% of the liquidation preference of each share until March 15, 2005, 10.0% until March 15, 2006 and 10.8% thereafter, payable on the first day of January and the first day of July of each year. Under the terms of the Series B preferred stock, because we did not pay the January 1, 2004 dividend with respect to the then-outstanding Series A preferred stock, the dividend payable on July 1, 2004 with respect to the Series B preferred stock currently is accruing at an annual rate of 9.0%. Additionally, if we do not timely pay the dividend payable on July 1, 2004 with respect to the Series B preferred stock, then the dividends payable on January 1, 2005 will accrue at an annual rate of 9.0% through September 30, 2004 and 8.0% thereafter through December 31, 2004. The increase in the annual dividend rate from 8% to 9.0% with respect to the Series B preferred stock will result in an additional charge of approximately $0.1 million per quarter.

Prior to the completion of the exchange offer, the terms of the Series A preferred stock prevented us from paying bonuses to our employees (or compensation in lieu thereof) while we were not then current in our dividend payments with respect to the Series A preferred stock. Under the terms of the Series B preferred stock, however, until September 30, 2004, we are entitled to pay employee bonuses (or compensation in lieu thereof) while we are not then current in our payment of dividends with respect to our preferred stock. Thereafter, unless the full amount of all dividends on the Series B preferred stock initially payable after September 30, 2004 have been paid, we will again be prevented from paying any bonuses to our employees (or compensation in lieu thereof). The holders of a majority of outstanding shares of Series B preferred stock may at any time waive this prohibition on payment of employee bonuses.

Results of Operations

Specialist Segment Operating Results

(000's omitted)	For the Years Ended December 31, 2003	2002	2001	2003 vs 2002 Percentage Change	2002 vs 2001 Percentage Change
Revenues:					
Net Gain on Principal Transactions	$ 202,206	$ 342,400	$ 340,795	(40.9)%	0.5%
Commissions	47,450	50,653	42,098	(6.3)	20.3
Other	6,927	8,116	12,838	(14.7)	(36.8)
Total Segment Revenues	256,583	401,169	395,731	(36.0)	1.4
Operating Expenses	144,730	176,704	174,937	(18.1)	1.0
Goodwill Impairment	166,251	—	—	—	—
Restitution and Fines	63,519	—	—	—	—
Pre-tax Income (Loss)	$(117,917)	$ 224,465	$ 220,794	(152.5)	1.7

Revenues from our Specialist segment consist primarily of net gain earned from principal transactions in securities for which we act as specialist. Net gain on principal transactions represents trading gains net of trading losses and SEC transaction fees, where applicable, and are earned by us when we act as principal buying and selling our specialist stocks, rights, options, ETFs and futures. Also included in net gain on principal transactions are accrued dividends receivable or payable on our stock positions, net gains and losses resulting from our market-making activities in ETFs, options and futures, the net gains and losses resulting from trading of foreign currencies, futures and equities underlying the rights, ETFs and options for which we act as specialist. These revenues are primarily affected by changes in share volume traded and fluctuations in price of our stocks, rights, options, ETFs and futures in which we are the specialist or in which we make a market.

Commissions revenue generated by our Specialist segment consists primarily of fees earned when our specialists act as agents by executing limit orders on behalf of brokers, professional traders and broker dealers after a specified period of time; we do not earn commissions when we match market orders or when we act as a market-maker.

Other revenue at our Specialist segment consists primarily of interest income, proprietary trading gains or losses and gains or losses from an investment in a hedge fund.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

When assessing the performance and financial results of a specific period, management examines certain metrics to determine their impact on our financial results. Some of the key metrics that our management reviews and their values for 2003 and 2002 are as follows:

(000's omitted)	2003	2002	Percentage Change
NYSE Average Daily Share Volume (in millions)	1,398.4	1,441.0	(3.0)%
LAB Share Volume on the NYSE (in billions)	94.5	102.1	(7.4)
LAB Dollar Value on the NYSE (in billions)	$ 2,477.4	$ 2,686.5	(7.8)
Share Volume of Principal Shares Traded (in billions)	27.6	35.7	(22.7)
Dollar Value of Principal Shares Traded (in billions)	$725.1	$983.4	(26.3)
Closing Price of the CBOE Volatility Index	24.1	30.5	(21.0)

Generally, an increase in the average daily share volume on the NYSE, an increase in volatility (as measured by the average closing price of the CBOE's Volatility Index®, or the "VIX") or an increase in the dollar value and share volume of our principal shares enables the specialist to increase its level of principal participation and thus its ability to realize net gain on principal transactions. While these metrics are monitored by management each period, they are not the sole indicators or factors in any given period that determine our level of revenues, profitability or our overall performance. Other factors, such as extreme price movements, unanticipated company news and events and other uncertainties may influence our financial performance either positively or negatively.

In 2003, our net gain on principal transactions decreased primarily as a result of decreases in NYSE share and dollar volumes traded for stocks in which we are the specialist, decreases in NYSE market share and general volatility in the marketplace. Throughout 2003, the dollar value and share volume of principal shares traded decreased significantly, thereby reducing our opportunity to trade profitably. The NYSE's share of consolidated volume of trades of NYSE-listed stocks decreased to 79.5% as of December 31, 2003 as compared to 82.0% as of December 31, 2002. The decline in volatility in the market, as measured by the VIX, also contributed to the lower net gain on principal transactions. Of our total $202.2 million and $342.4 million of net gain on principal transactions for the years ended December 31, 2003 and 2002, respectively, $16.9 million and $0.9 million, respectively, were generated from our derivative trading activities at our LSP subsidiary.

Commissions revenue earned by our Specialist segment decreased due to a decrease in the share volume executed by us as agent and the effect of competitive price pressures on our billing structure. The total share volume executed by us as agent in our specialist stocks decreased 6.7% to 8.4 billion shares for 2003 from 9.0 billion shares for 2002. The share volume executed by us as agent is affected by the share volume of LaBranche & Co. LLC's specialist stocks on the NYSE, which decreased 7.4% as noted in the key metrics chart above.

For a discussion of operating expenses see "Our Operating Expenses" below.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net gain on principal transactions increased as a result of increased share volumes in our specialist stocks traded on the NYSE, which led to a 31.3% increase in our principal trading share volumes from 27.2 billion shares for 2001 to 35.7 billion shares for 2002. The increase in net gain on principal transactions was also the result of a full year of revenues from our 2001 acquisitions. The increase was partially offset by unfavorable market conditions including a 19.8% decline in the NYSE Composite Index for 2002. Notwithstanding these unfavorable market conditions, we were required to fulfill our obligation as a specialist to minimize short-term imbalances between supply and demand and maintain fair and orderly markets in our listed company stocks.

Commissions revenue earned by our Specialist segment increased as a result of increased share volume executed by us as agent, as well as the impact of our 2001 acquisitions, which increased the number of our specialist stocks. This increase was partially offset by a reduction in billed commissions, as a result of our effort to provide the lowest execution costs to our clients. The total share volume executed by us as agent in our specialist stocks increased 45.2% to 9.0 billion shares for 2002, from 6.2 billion shares for 2001.

Other revenue earned by our Specialist segment decreased primarily due to a decline in interest income as a result of significantly lower interest rates for our short to medium term investments and stock-borrow transactions. In addition, the decrease was due to a decline in proprietary trading revenues, as well as an increase in losses from our investment in a hedge fund. The decrease in other revenue was partially offset by a reduction of losses from our investments in joint trading books, as well as the reversal of a commercial paper investment loss accrual.

Operating expenses for our Specialist segment increased slightly due to an increase in employee compensation and related benefits and an increase in lease of exchange memberships, both of which were the result of a full year effect from our 2001 acquisitions. These increases were offset by a significant decrease in amortization of intangibles, a result of the adoption of SFAS No. 142 on January 1, 2002. For a further discussion of operating expenses see "Our Operating Expenses" below.

Execution and Clearing Segment Operating Results

(000's omitted)	For the Years Ended December 31, 2003	2002	2001	2003 VS 2002 Percentage Change	2002 VS 2001 Percentage Change
Revenues:					
Commissions	$ 46,994	$ 41,391	$ 20,768	13.5%	99.3%
Other	915	3,174	6,412	(71.2)	(50.5)
Total Segment Revenues	47,908	44,565	27,180	7.5	64.0
Operating Expenses	57,807	54,390	39,805	6.3	36.6
Goodwill Impairment	4,051	—	—	—	—
Pre-tax Loss	$ (13,950)	$ (9,825)	$ (12,625)	42.0	(22.2)

Our Execution and Clearing segment's commissions revenue includes fees charged to customers for execution, clearance and direct-access floor brokerage activities.

Our Execution and Clearing segment's other revenues consist of interest income, proprietary trading net gains or losses and fees charged to customers for use of our proprietary front-end order execution system.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Commissions revenue from our Execution and Clearing segment increased primarily due to a full year of revenues from our institutional execution group which commenced operations in July 2002. The growth in institutional execution group was also the result of the general growth and expansion of its customer base. The increase in institutional execution group was partially offset by a decline in direct-access and clearance revenues resulting from a discontinuation of the prime brokerage business, a decline in clearing customers and a general decrease in the volume of direct access executions during 2003.

Other revenue from our Execution and Clearing segment decreased primarily due to the decline in proprietary trading revenues as well as a decline in interest income. Interest income decreased as a result of significantly lower interest rates for our short term investments and stock-borrow transactions and the decrease in customer debit account balances. Proprietary trading revenues decreased due to the discontinuation of proprietary trading during 2003.

For a discussion of operating expenses see "Our Operating Expenses" below.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Commissions revenue from our Execution and Clearing segment increased due to the growth and expansion of our business, as well as a full year of revenues from the operations of the execution and clearing business which we acquired on March 15, 2001.

Other revenue from our Execution and Clearing segment decreased primarily due to the decline in interest income at our Execution and Clearing segment as a result of significantly lower interest rates for our short-term investments and stock-borrow transactions.

The increase in operating expenses for our Execution and Clearing segment was primarily due to an increase in exchange, clearing and brokerage fees expense. This increase was due to the growth and expansion of our execution and clearing business, as well as a full year of fees from our Execution and Clearing segment. For a further discussion of operating expenses see "Our Operating Expenses" below.

Other Segment Operating Results

(000's omitted)	For the Years Ended December 31, 2003	2002	2001	2003 VS 2002 Percentage Change	2002 VS 2001 Percentage Change
Revenues:					
Other	$ 1,497	$ 7,111	$ 1,219	(78.9)%	483.3%
Total Segment Revenues	1,497	7,111	1,219	(78.9)	483.3
Operating Expenses	54,703	55,627	52,677	(1.7)	5.6
Pre-tax Loss	$ (53,206)	$ (48,516)	$ (51,458)	9.7	(5.7)

The portion of our revenues that is not generated from our two principal business segments consists primarily of unrealized gains or losses of our non-marketable investments and interest income.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Other revenue decreased as a result of a net appreciation in the value of our non-marketable investments during 2002 as compared to a net depreciation in the value of these investments during 2003. The decrease was also due to a decline in interest income during 2003 as a result of significantly lower interest rates for our short to medium term investments.

For a discussion of operating expenses see "Our Operating Expenses" below.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Other revenue increased due to the appreciation in the value of our investment in Lava Trading Inc. by approximately $9.0 million. This increase was partially offset by a decline in interest income as a result of significantly lower interest rates for our short to medium term investments, as well as the decrease in the values related to certain of our other non-marketable investments.

Operating expenses increased primarily due to an increase in employee compensation and related benefits expense. For a further discussion of operating expenses see "Our Operating Expenses" below.

Our Operating Expenses

	For the Years Ended December 31,			2003 vs 2002	2002 vs 2001
(000's omitted)	2003	2002	2001	Percentage Change	Percentage Change
Expenses:					
Employee Compensation and Related Benefits	$ 99,123	$ 131,511	$ 110,832	(24.6)%	18.7%
Interest	48,188	48,589	52,049	(0.8)	(6.6)
Exchange, Clearing and Brokerage Fees	40,406	37,729	22,367	7.1	68.7
Goodwill Impairment	170,302	—	—	—	—
Restitution and Fines	63,519	—	—	—	—
Other Operating Expenses	69,525	68,892	82,171	0.9	(16.2)
Total Expenses Before Minority Interest and Provision (Benefit) for Income Taxes	491,063	286,721	267,419	71.3	7.2
Minority Interest	322	—	—	—	—
Provision (Benefit) for Income Taxes	$ (6,007)	$ 78,898	$ 85,124	(107.6)	(7.4)

After our goodwill impairment charge, our largest operating expense in 2003 was employee compensation and related benefits. Our Specialist segment's employee compensation and related benefits consists of salaries, wages and profitability-based compensation paid to our floor traders and related support staff. The employee compensation and related benefits related to our Execution and Clearing segment consists of salaries, wages and profitability-based compensation paid to our execution and clearing professionals, as well as compensation based on commissions earned by various trading professionals. Profitability-based compensation may include cash compensation and stock-based compensation paid or granted to managing directors, trading professionals and other employees based on our profitability.

Interest expense is primarily incurred from the indebtedness not allocated to either of our two principal segments. This indebtedness was incurred in connection with our reorganization from partnership to corporate form in 1999, our acquisitions and the issuance of promissory notes in exchange for our preferred stock. The interest expense at our Specialist segment is primarily the result of subordinated indebtedness that has been approved by the NYSE for inclusion in the net capital of our LaBranche & Co. LLC subsidiary. Customers' free credit balances and bank loans generate interest expense at our Execution and Clearing segment.

Exchange, clearing and brokerage fees expense at our Specialist segment consists primarily of fees paid by us to the NYSE, AMEX, the Depository Trust Clearing Corporation ("DTCC") and to third party execution and clearing companies. The fees paid by us to these entities are primarily based on the volume of transactions executed by us as principal and as agent, a fee based on exchange seat use, an allocation fee requiring specialist firms to share the cost of newly allocated listings, technology fees, a flat annual fee and execution and clearing fees. Our Execution and Clearing segment's exchange, clearing and brokerage fees expense consists of commissions paid to third parties for introduction of customers, use of certain proprietary information and third party execution fees.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Employee compensation and related benefits expense decreased as a result of a reduction in profitability-based compensation accruals and other employee benefits due to lower revenues for 2003. The decrease was partially offset by an increase in employee salaries due to the hiring of additional trading and support personnel for LSP and LFSI. Employee compensation and related benefits expense increased to 32.4% of total revenues for 2003, from 29.0% of total revenues for 2002 as a result of lower revenues.

In the fourth quarter of 2003, we recorded an impairment charge on our goodwill of $170.3 million, of which $166.2 million is attributable to our Specialist segment and $4.1 million is attributable to our Execution and Clearing segment. In determining the goodwill impairment, we first compared the fair value of each reporting unit to its carrying value through an analysis of our market capitalization and discounted cash flows techniques. For the year ended December 31, 2003, we engaged an independent valuation firm to assist us with these fair value tests. Since the carrying value of each reporting unit exceeded its fair value, we then compared the implied fair value of each reporting unit's goodwill to its carrying value. The implied fair value of each reporting unit's goodwill was determined by valuing all assets and liabilities as if each reporting unit had been acquired in a business combination. The impairment charge, which represents the excess of the carrying value of each reporting unit's goodwill over its implied fair value, was necessary to properly reflect the carrying value of our goodwill at December 31, 2003.

During 2003, the NYSE and the SEC announced the commencement of investigations regarding the trading practices of several NYSE specialist firms, including LaBranche & Co. LLC. In February 2004, we and LaBranche & Co. LLC agreed in principle with the NYSE and the staff of the SEC, subject to final approval by the SEC, to settle the NYSE and SEC specialist trading investigations. Pursuant to the agreement in principle, we expect to pay a total of $63.5 million in restitution to customers and civil penalties for certain trades that occurred during the five-year period from 1999 to 2003. An accrual was made for the $63.5 settlement as of December 31, 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Employee compensation and related benefits expense increased due to our 2001 acquisitions and the general expansion of our business, which increased our average number of employees by approximately 96 individuals for the year ended December 31, 2002, as compared to the same period in 2001. Employee compensation and related benefits expense increased to 29.0% of total revenues for 2002, from 26.1% of total revenues for 2001.

Interest expense decreased as the result of the repayment of $21.4 million principal amount of subordinated indebtedness during 2002, as well as the early retirement during 2002 of $12.1 million principal amount of other indebtedness, which we assumed in connection with our 2001 acquisitions. This decrease was partially offset by additional interest charges associated with the $16.4 million of subordinated indebtedness incurred in connection with the acquisition of Bocklet & Co. LLC in October 2001, which was repaid in October 2002. Interest expense decreased to 10.7% of total revenues for 2002, from 12.3% of total revenues for 2001.

Exchange, clearing and brokerage fees expense increased primarily due to the increased activities, growth and expansion of our Execution and Clearing segment, as well as a full year of fees from our expanded Execution and Clearing segment. In addition, an increase in our principal share volume as a result of an increase in overall share volume on the NYSE, our 2001 acquisitions and the expansion of our AMEX specialist business led to an increase in fees at our Specialist segment. Exchange, clearing and brokerage fees expense increased to 8.3% of total revenues for 2002, from 5.3% of total revenues for 2001.

Other operating expenses decreased primarily due to a decline in depreciation and amortization of intangibles expense incurred at our Specialist segment as a result of the adoption of SFAS No. 142 as of January 1, 2002. This decrease in other operating expenses was partially offset by increases in lease of exchange memberships, legal and professional fees, communications, occupancy and other expenses due to the growth and expansion of our operating segments, as well as our 2001 acquisitions.

Provision for income taxes decreased due to a decline in non-deductible amortization of goodwill and other intangible assets as a result of the adoption of SFAS No. 142.

Liquidity and Capital Resources

As of December 31, 2003, we had $1,959.6 million in assets, of which $508.8 million consisted of cash and short-term investments, primarily in government obligations maturing within three months, cash and securities segregated under federal regulations and overnight repurchase agreements. To date, we have financed our operations primarily with proceeds from our debt and equity offerings and our retained earnings from operations. Due to the nature of the securities business and our role as a specialist, market-maker and execution agent, the amount of cash and short-term investments as well as operating cash flow may vary considerably due to a number of factors, including: the dollar amount of positions we take as principal, whether we are net buyers or sellers of securities, the dollar volume of executions by our customers and clearing house requirements. Certain regulatory requirements constrain the use of a portion of our liquid assets for financing, investing or operating activities. Similarly, the nature of our business lines, capital necessary to maintain current operations and our current funding needs subject our cash and cash equivalents to different requirements and uses.

Our significant cash requirements relate to our Senior Notes, which mature in August 2004, and certain other obligations. As of December 31, 2003 the scheduled maturities of our indebtedness and operating lease obligations, without taking into account any available roll-over provisions, were:

(000's omitted)	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
Short-Term and Long-Term Debt**	$ 360,000	$ 102,000	$ —	$ 258,000	$ —
Subordinated Liabilities	20,285	1,100	4,185	15,000	—
Operating Lease Obligations	9,299	2,758	4,551	1,765	225
Total	$ 389,584	$ 105,858	$ 8,736	$ 274,765	$ 225

** Amounts represent aggregate amount to be paid at maturity and do not include discounts of approximately $2.4 million as of December 31, 2003.

The above table includes indebtedness with short-term and long-term maturities, whose interest and principal payments have a significant effect on the liquidity necessary to finance our current operations. In addition, a significant portion of our indebtedness imposes certain financial covenants that affect our operations and the use of our capital resources.

Our indebtedness includes $100.0 million aggregate principal amount of Senior Notes issued on August 24, 1999, which bear interest at a rate of 9.5% annually and mature in August 2004 and $250.0 million aggregate principal amount of Senior Subordinated Notes issued on March 2, 2000, which bear interest at a rate of 12.0% annually and mature in March 2007. The indentures governing each of the Senior Notes and the Senior Subordinated Notes include certain covenants that, among other things, limit our ability to incur additional indebtedness, pay dividends on, or repurchase, our stock, make certain investments, engage in transactions with stockholders and affiliates, create liens on our assets and sell assets or engage in mergers and consolidations, except in accordance with certain specified conditions. Under these financial covenants, our ability to incur additional indebtedness, pay dividends or redeem stock is limited if our "consolidated fixed charge coverage ratio," which is based on a trailing four quarters, is at or below a threshold of 2.75:1. The "consolidated fixed charge coverage ratio" reflects a comparison between (1) our consolidated earnings before interest, income tax, depreciation and amortization expenses ("EBITDA"), and (2) the sum of our interest expenses and a tax-effected multiple of dividend payments with respect to the outstanding shares of our preferred stock.

As of December 31, 2003, we were not in default of the indentures governing our Senior Notes and Senior Subordinated Notes, but we were subject to both the covenant limiting our ability to incur additional indebtedness and the covenant limiting our ability to make certain "restricted payments" (such as dividends or cash payments to purchase our stock), because our consolidated fixed charge coverage ratio was below 2.75:1. However, we still are permitted to incur indebtedness pursuant to working capital facilities, including the $200.0 million line of credit maintained by our LaBranche & Co. LLC subsidiary, subject to certain conditions and limitations.

As of December 31, 2003, due to the net loss we incurred primarily as a result of our goodwill impairment charge and the charge arising as a result of the NYSE and SEC specialist investigations, our ability to make restricted payments became subject to another limitation contained in the indentures governing our Senior Notes and Senior Subordinated Notes. Because our cumulative restricted payments since the original issuance of our Senior Notes, including paying dividends with respect to our Series A preferred stock, repurchasing shares of our Series A preferred stock and making certain investments, was greater than the sum of (i) 50% of our cumulative consolidated net income and (ii) 100% of the net cash proceeds received from any issuance or sale of our capital stock, we became subject to a second limitation on our ability to make restricted payments.

Accordingly, unless our EBITDA increases above recent levels and our consolidated fixed charge coverage ratio again exceeds the 2.75:1 threshold, and our cumulative consolidated net income returns to historical levels, the continuing application of these limitations could restrict our access to certain sources of financing and our ability to distribute earnings to our stockholders and strategically and flexibly deploy our capital. We cannot be sure as to when our consolidated fixed charge coverage ratio will again exceed 2.75:1. As of December 31, 2003, our four quarter trailing consolidated fixed charge coverage ratio was 0.8:1, as a result of the $63.5 million charge related to the pending settlement agreement in principle with the NYSE and SEC as well as our operating results.

The Senior Subordinated Notes also require us, within 150 days after the end of each fiscal year, to offer to redeem from all holders of the Senior Subordinated Notes a principal amount equal to our Excess Cash Flow, as defined, at a price equal to 103.0% of the principal amount being offered for purchase plus accrued and unpaid interest, if any, to the date of redemption. Each holder is entitled to be offered his or her pro rata share based upon his or her ownership percentage of the outstanding Senior Subordinated Notes. An Excess Cash Flow offer is not required to be made for any fiscal year if the amount of such offer would be less than $5.0 million. Excess Cash Flow is defined for this purpose as 40.0% of the amount by which our consolidated EBITDA exceeds the sum of our interest expense, tax expense, increase in net capital or net liquid asset requirements, capital expenditures, any cash amounts related to acquisitions of NYSE specialists or any cash payments related to our payment at maturity of the principal amount of our existing or certain other indebtedness. On May 13, 2003, we offered to purchase approximately $30.5 million aggregate principal amount of Senior Subordinated Notes based on our Excess Cash Flow for the year ended December 31, 2002. This offer expired on June 11, 2003 without the tender of any Senior Subordinated Notes. An Excess Cash Flow offer may not be made to the extent the offer would violate the prohibition on restricted payments contained in the indentures governing the Senior Notes. Thus, while the Senior Notes are outstanding, if our consolidated fixed charge coverage ratio is below 2.75:1, we may not offer to redeem any Senior Subordinated Notes pursuant to an Excess Cash Flow offer or otherwise. We, therefore, do not anticipate being required to make an Excess Cash Flow offer in 2004 based on our financial results in 2003.

With respect to the Senior Notes due to mature in August 2004, our management currently is exploring several alternatives for refinancing all (or at least a substantial portion) of the Senior Notes in order to enable us to repay the Senior Notes and accrued interest when due. As part of this effort, we have secured from a major financial institution a commitment to fund a $25.0 million revolving credit facility which, subject to the satisfaction of certain conditions (including the execution of the satisfactory credit documentation) and our compliance with certain covenants, will be available if necessary, to fund in part our repayment of the Senior Notes. Although we believe we will be able to refinance the Senior Notes on reasonably acceptable terms, there can be no assurance in this regard. If we are unable to refinance the Senior Notes prior to their maturity, we currently expect to be able to repay the Senior Notes without impairing our core specialist business operations by borrowing under the $25.0 million revolving credit facility described above, by disposing of certain of our investment assets, scaling back or liquidating certain of our non-core specialist operations, disposing of certain of our non-core business assets and/or selling additional shares of our common stock. One or more of such steps may be necessary in view of the recent level of our cash flow from operations, our working capital needs, the net liquid asset requirements under NYSE and AMEX rules, the capital requirements under SEC regulations and other liquidity factors, as well as the recent tentative settlement of the SEC's and NYSE's investigations of our NYSE specialist trading activity. In the event we are unable to refinance or repay the Senior Notes when due, such inability would be deemed an "event of default" under the indenture governing the Senior Notes. A default in repayment of the Senior Notes would also trigger an "event of acceleration" under certain of our other indebtedness, including the Senior Subordinated Notes, requiring immediate repayment of such other indebtedness.

Another potential source of liquidity to fund our LaBranche & Co. LLC subsidiary's inventory requirements is the committed line of credit maintained with a bank. In October 2003, LaBranche & Co. LLC extended this $200.0 million committed line of credit agreement to October 29, 2004 on the same terms and conditions as the expiring agreement. Total commitment fees paid in 2003 in connection with this extension were $150,000. The credit agreement may be extended by LaBranche & Co. LLC, subject to the bank's approval, for additional one-year terms by giving written notice to the bank at least 30 days prior to the then-current scheduled termination date. Amounts outstanding under this credit facility would be secured by our inventory of specialist stocks and bear interest at the bank's broker loan rate. This facility can only be used to finance inventory requirements at LaBranche & Co. LLC. To date, we have not utilized this facility. In order to maintain the availability of funds under this credit facility, we must comply with certain financial and other covenants.

As a specialist and market-maker, we are required to maintain certain levels of capital and liquid assets as promulgated by various regulatory agencies who regulate our business. As part of our overall risk management policy (for further discussion refer to Item 7A. "Qualitative and Quantitative Disclosures of Market Risk"), we attempt to balance our responsibility as specialist with our overall capital resources. These requirements restrict our ability to make use of cash and other liquid assets for corporate actions, such as repaying our debt, repurchasing stock or making an acquisition.

As a broker-dealer, LaBranche & Co. LLC is subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. LaBranche & Co. LLC is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. NYSE Rule 326 (c) also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150.0% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliates or employees, or otherwise entering into transactions which, if executed, would result in a reduction of 30.0% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is deemed detrimental to the financial integrity of the broker-dealer. As of December 31, 2003, LaBranche & Co. LLC's net capital, as defined under SEC Rule 15c3-1, was $408.7 million, which exceeded the minimum requirements by $403.1 million.

The NYSE generally requires its specialist firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets ("NLA"), their position requirement. As of December 31, 2003, LaBranche & Co. LLC's NYSE minimum required dollar amount of net liquid assets, as defined, was $446.0 million. For the year ended December 31, 2003, LaBranche & Co. LLC recorded a charge of $63.5 million as a result of the February 17, 2004 agreement in principle to settle the NYSE and SEC investigations of LaBranche & Co. LLC's specialist trading activity. The charge was recorded as a subsequent event as of December 31, 2003 under U.S. generally accepted accounting principles. Prior to recording this charge, LaBranche & Co. LLC's NLA was $473.0 million. Subsequent to the accrual for the settlement, LaBranche & Co. LLC's NLA would have been reduced to $406.1 million. However, LaBranche & Co. LLC's NLA is reported to the NYSE on a daily basis, and since the settlement charge was not recorded until February 2004 as a subsequent event, LaBranche & Co. LLC reported sufficient net liquid assets as of December 31, 2003. Concurrent with LaBranche & Co. LLC's recording of the settlement accrual in February 2004, we contributed capital to LaBranche & Co. LLC in order to maintain compliance with its NLA requirements.

The AMEX generally requires its equity specialist firms to maintain a cash or liquid asset position of the greater of (a) $600,000 or (b) an amount sufficient to assume a position of sixty trading units of each security in which the specialist is registered. As of December 31, 2003, LaBranche satisfied the AMEX equity specialist liquid asset requirements.

As a registered broker-dealer and member firm of the NYSE, LFSI also is subject to SEC Rule 15c3-1, as adopted and administered by the NYSE and the SEC. Under the alternative method permitted by the rule, the minimum required net capital of LFSI as of December 31, 2003 was equal to the greater of $1.5 million or 2.0% of aggregate debit items, as defined. As of December 31, 2003, LFSI's net capital, as defined under SEC Rule 15c3-1, was $14.4 million and exceeded minimum net capital requirements by $12.9 million.

As a clearing broker-dealer, LFSI has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed in order for correspondent firms to classify their assets held by LFSI as allowable assets in the correspondents' net capital calculation. At December 31, 2003, the reserve requirement was approximately $2.2 million. LFSI had cash and securities on deposit in a Special Reserve Bank Account of $3.7 million as of January 5, 2004, and $21.9 million as of January 3, 2003 to comply with its respective year end requirements.

As a registered broker-dealer and AMEX member firm, LSP is subject to SEC Rule 15c3-1, as adopted and administered by the AMEX and the SEC. LSP is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2003, LSP's net capital, as defined under SEC Rule 15c3-1, was $32.8 million, which exceeded minimum net capital requirements by $32.6 million.

Failure by any of our broker-dealer subsidiaries to maintain its required net capital and net liquid assets, where appropriate, may subject it to suspension or revocation of its SEC registration or its suspension or expulsion by the NYSE, the AMEX and/or any other exchange of which it is a member firm.

As evidenced by the foregoing requirements, our broker-dealer subsidiaries require a substantial amount of our capital. In particular, LaBranche & Co. LLC's net liquid asset requirement of $446.0 million limits our ability to utilize a substantial portion of our liquid assets for other corporate purposes. Although a portion of the NLA requirement of $446.0 million is met by LaBranche & Co. LLC's securities positions, pending trades and other assets associated with its equity specialist activities, a substantial portion of LaBranche & Co. LLC's cash and cash equivalents as of December 31, 2003 was used to meet its NLA requirement.

During February 2004, we and our LaBranche & Co. LLC subsidiary reached a settlement agreement in principle with the NYSE and SEC, subject to the final approval of the SEC, to settle the NYSE and SEC specialist trading investigations. As a result of this settlement agreement in principle, we recorded a $63.5 million charge in our 2003 operating results.

In addition to our indebtedness, the related covenants and regulatory requirements, there are additional requirements of our capital resources. In connection with our March 2001 acquisition of RPM, we issued 100,000 shares of our nonconvertible Series A preferred stock to the former stockholders of RPM. After our 2002 and 2003 repurchases of Series A preferred stock, approximately 39,186 shares of Series A preferred stock remained issued and outstanding. On January 21, 2004, we completed an exchange offer, pursuant to which we exchanged one share of a newly-created Series B preferred stock for each share of our issued and outstanding Series A preferred stock. As a result of this exchange no shares of Series A preferred stock are issued or outstanding.

Each of our approximately 39,186 outstanding shares of Series B preferred stock has a liquidation preference of $1,000 per share and generally accrues cumulative preferred dividends at an annual rate of 8.0% of the liquidation preference until March 15, 2005, 10.0% until March 15, 2006 and 10.8% thereafter, payable on the first day of January and the first day of July of each year. The terms of the Series B preferred stock provide, however, that if the dividend payable on January 1, 2004 with respect to the then-outstanding Series A preferred stock is not timely paid, the dividend payable on July 1, 2004 with respect to the Series B preferred stock will accrue at an annual rate of 9.0%. Because we did not pay the January 1, 2004 dividend with respect to the then-outstanding Series A preferred stock, the dividend payable on July 1, 2004 with respect to the Series B preferred stock currently is accruing at an annual rate of 9.0%. Additionally, if the dividend payable on July 1, 2004 with respect to the Series B preferred stock is not paid timely, then the dividends payable on January 1, 2005 will accrue at an annual rate of 9.0% through September 30, 2004 and 8.0% thereafter through December 31, 2004.

In connection with our acquisition of RPM, we assumed its liabilities and obligations under its deferred compensation plan. The deferred compensation plan provides for the payment, on or before December 15, 2007, of approximately $30.2 million, plus interest at 8.0% per year, to certain former employees of RPM. The amounts payable under this deferred compensation plan may be reduced to satisfy certain indemnification obligations of the plan participants to us under the agreements governing our acquisition of RPM. While the payment of benefits under this deferred compensation plan may be accelerated in certain circumstances, no more than $6.0 million in deferred compensation benefits (including interest) may be paid in any 12 consecutive month period beginning March 15, 2001. In addition, payments of benefits under the RPM deferred compensation plan are prohibited and must be deferred if we are not current in the payment of any preferred dividend initially payable after September 30, 2004, unless such prohibition is waived in writing by the holders of a majority of the outstanding shares of Series B preferred stock. During the year ended December 31, 2003, we paid $4.9 million in deferred compensation plan benefits. After taking into account all payments of deferred compensation plan benefits through December 31, 2003, approximately $22.0 million, plus interest, remains payable under the RPM deferred compensation plan. If the plan is terminated, the deferred compensation benefits (including interest) of all participants, to the extent not previously paid, must be distributed to the participants in one lump sum.

We also assumed RPM's liabilities and obligations under its retention bonus pool. The retention bonus pool requires that $9.0 million be paid as bonus compensation on March 15, 2004 to as many as 31 former employees of RPM, provided they are still employed on the payment date.

On October 20, 2003, our board of directors suspended the payment of dividends with respect to our common stock because of the decline in our profitability and because earnings have not been sufficient to support payment of further dividends in compliance with certain of the financial covenants contained in the indentures governing our Senior Notes and Senior Subordinated Notes, as described more fully above. The payment of future dividends is within the discretion of our Board of Directors and will depend on our future earnings, capital requirements, applicable regulatory restrictions, financial condition, the application of the financial covenants contained in the indentures governing our Senior Notes, Senior Subordinated Notes, other applicable debt instruments and other relevant factors.

As of December 31, 2003, the subordinated indebtedness of LaBranche & Co. LLC aggregated $20.3 million (excluding subordinated liabilities related to contributed exchange memberships) and consisted of senior subordinated notes and junior subordinated notes. These notes mature on various dates between August 2004 and June 2008, and bear interest at annual rates ranging from 7.7% to 10.0%. Each of the junior subordinated notes has an automatic rollover provision, which extends the maturity for an additional year, unless the lender provides at least seven months advance notice prior to maturity. LaBranche & Co. LLC is entitled to prepay—with written consent from the NYSE—the junior subordinated notes without penalty under the terms of the agreements relating thereto. In July 2003, LaBranche & Co. LLC prepaid, without penalty, through the release of collateral, a secured demand note obligation in the principal amount of $8.0 million, plus accrued interest. The secured demand note was allowable as regulatory capital under SEC Rule 15c3-1 requirements, and bore interest at an annual rate of 11.0% on the cash collateral and 4.0% on the non-cash collateral securing the note.

As of December 31, 2003, $10.0 million of our outstanding indebtedness consisted of one note for $2.0 million, which matures in June 2004 and bears interest at an annual rate of 8.0%, and eight separate notes, each in the principal amount of $1.0 million, which mature in August 2007 and bear interest at annual rates ranging from 9.0% to 10.0%.

Subject to our ability to refinance or otherwise repay the Senior Notes, we currently anticipate that we will be able to meet our working capital, regulatory capital and capital expenditure requirements through at least the next twelve months.

Credit Ratings

Our $100.0 million Senior Notes and our $250.0 million Senior Subordinated Notes were both sold to public investors on their respective issuance dates. The following table sets forth the credit ratings on both of these issues as of December 31, 2003:

	Moody's Investors Services	Standard & Poor's
Senior Notes	Baa3	B+
Senior Subordinated Notes	Ba1	B–

In January 2004, Standard & Poor's downgraded our Senior Notes to a B rating and our Senior Subordinated Notes to a CCC+ rating. On February 23, 2004, Moody's cut our Senior Notes rating to Ba1 and our Senior Subordinated Notes rating to Ba2 from Ba1, changing our rating outlook to negative from stable.

Cash Flows

Our cash flows are related primarily to our specialist trading activities, as well as to our financing activities related to the expansion of our business.

At December 31, 2003, our cash and cash equivalents of $491.9 million represented an increase of $414.9 million during 2003. The increase in cash and cash equivalents was primarily the result of investments in government obligations with original maturities of 90 days or less, which are classified as cash and cash equivalents as of December 31, 2003, as well as from our operating activities. This increase was offset by $1.0 million used in investing activities. Cash of $43.0 million was used in financing activities, due primarily to the buyback of our preferred stock.

At December 31, 2002, our cash and cash equivalents of $77.0 million represented an increase of $25.0 million during 2002. This increase resulted from $95.5 million provided by our operating activities, offset by $6.1 million used for investing activities, including our acquisition of Hochstin & Company, Inc., a NYSE floor brokerage company, in October 2002, and $64.4 million used for financing activities, primarily for the repayment of indebtedness and the repurchase of shares of our Series A preferred stock.

Quantitative and Qualitative Disclosures About Market Risk

Because our specialist equity activities on the NYSE and AMEX expose our capital to significant risks, managing these risks is a constant priority for us. Our central role in the auction process helps us to reduce risks by enabling us to incorporate up-to-date market information in the management of our inventory, subject to our specialist obligations. We have developed a risk management process which is designed to balance our ability to profit from our specialist activities with our exposure to potential losses. Our risk management process includes participation by our executive operating committee, our floor management committee, our floor team captains and our specialists. These parties' roles are described as follows:

Executive Operating Committee. Our executive operating committee is composed of three executive officers of LaBranche & Co. LLC. This committee is responsible for approving all risk management procedures and trading guidelines for particular specialist stocks, after receiving input and proposals from our floor management committee. In addition, our executive operating committee reviews all unusual situations reported to it by our floor management committee.

Floor Management Committee. Our floor management committee is composed of seven senior floor specialists. This committee is responsible for formulating and overseeing our overall risk management procedures and trading guidelines for each of our specialist stocks. In determining these procedures and guidelines, our floor management committee considers the advice and input from our floor team captains. Our floor management committee meets with all floor team captains on a weekly basis to review and, if necessary, revise the risk management procedures for LaBranche & Co. LLC and/or for particular specialist stocks. In addition, a member of our floor management committee is always available on the trading floor to review and assist with any unusual situations reported by a floor team captain. Our floor management committee reports to our executive operating committee about each of these situations as they occur.

Floor Team Captains. We have 28 floor team captains who monitor the activities of LaBranche & Co. LLC's specialists throughout the trading day from various positions at LaBranche & Co. LLC's trading posts. The captains observe trades and constantly review trading positions on a real-time basis through our information systems. In addition, the captains are readily available to assist LaBranche & Co. LLC's specialists in determining when to deviate from our procedures and guidelines to react to any unusual situations or market conditions. The captains must report these unusual situations to floor management, including any deviations from our procedures and guidelines. Captains meet with each specialist at least once a week to evaluate the specialist's adherence to our risk management procedures and trading guidelines. Captains also meet to review risk procedures and guidelines and, if appropriate, make recommendations to the floor management committee.

Specialists. LaBranche & Co. LLC's specialists conduct auctions of our specialist stocks based upon the conditions of the marketplace. In doing so, specialists observe our risk management procedures and trading guidelines in tandem with their responsibility to create a fair and orderly market. Specialists must immediately notify a captain of any unusual situations or market conditions requiring a deviation from our procedures and guidelines.

Our equity specialist operations on the AMEX are conducted by five equity specialists. We have one floor captain on the AMEX who monitors the trading activities of the AMEX equity specialists by observing trades and reviewing positions on a real-time basis. The floor captain regularly communicates with management to ensure that our AMEX equity specialists adhere to all risk management policies set by LaBranche & Co. LLC's executive operating committee.

Circuit Breaker Rules. The NYSE and AMEX have instituted certain circuit breaker rules intended to halt trading in all NYSE/AMEX listed stocks in the event of a severe market decline. The circuit breaker rules impose temporary halts in trading when the Dow Jones Industrial Average drops a certain number of points. Current circuit breaker levels are set quarterly at 10, 20 and 30 percent of the Dow Jones Industrial Average closing values of the previous month, rounded to the nearest 50 points. These rules provide investors extra time to respond to severe market declines and provide us an opportunity to insure compliance with our risk management procedures.

Equity Market Risk A high concentration of LaBranche & Co. LLC's principal trading revenue is generated from its ten and twenty-five most profitable NYSE specialist stocks. However, the percentage of LaBranche & Co. LLC's specialist trading revenue generated from its ten most profitable specialist stocks has decreased from 28.2% to 27.5% to 19.0% of total principal trading revenue for 2001, 2002 and 2003, respectively. The percentage of LaBranche & Co. LLC's specialist trading revenue generated from its twenty-five most profitable specialist stocks has decreased from 51.9% to 48.0% to 36.7% of total principal trading revenue for 2001, 2002 and 2003, respectively. LaBranche & Co. LLC is not overly reliant on a particular group of specialist stocks, as the composition of its ten and twenty-five most profitable specialist stocks changes frequently.

Our specialist activities are subject to a number of risks, including risks of price fluctuations, rapid changes in the liquidity of markets and foreign exchange risk related to American Depositary Receipts ("ADRs"). In any period, we may incur trading losses in our specialist stocks for a variety of reasons, including price fluctuations of our specialist stocks, lack of trading volume in our specialist stocks and the performance of our specialist obligations. From time to time, we may have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked-to-market on a daily basis, any significant price movement in these securities could result in a reduction of our revenues and operating profits.

We have developed a risk management process, which is intended to balance our ability to profit from our specialist activities with our exposure to potential losses. We have invested substantial capital, along with the NYSE, in real-time, on-line systems which give our management instant access to specific trading information at any time during the trading day, including our aggregate long and short positions and our capital and profit-and-loss information on an aggregate or per issue basis. Subject to the specialist's obligation to maintain a fair and orderly market and to applicable regulatory requirements, we constantly seek to manage our trading positions relative to our principal trading revenues.

Derivatives Market Risk As a specialist and market-maker in options, ETFs and futures, LSP is responsible for creating a fair and orderly market, and trades securities as principal out of both obligation and inclination. LSP's options, ETFs, futures and foreign currency trading exposes it to certain risks, such as price fluctuations, foreign currency movements and changes in the liquidity of markets. In addition, these derivative instruments expose LSP to volatility, credit and foreign exchange risk, among other types of risks.

Certain members of LSP's management are responsible for managing these risks. These individuals utilize a third-party software application to monitor LSP's positions on a real-time basis. By monitoring actual and theoretical profit and loss, volatility and other standard risk measures, these individuals seek to insure that all LSP traders are within the parameters set by management. LSP's traders purchase and sell futures, the stocks underlying certain positions, and foreign currencies in an attempt to hedge market and foreign currency risk. LSP's aggregate risk is under constant evaluation by certain members of management and its traders, and all significant trading strategies and positions are discussed among them. LSP's options, futures and ETF trading is executed on national and foreign exchanges. These trades clear through the Options Clearing Corporation, the National Securities Clearing Corporation or the applicable exchange clearing organization thereby reducing potential credit risk.

The following chart illustrates how specified movements in the underlying securities prices of LSP's entire portfolio on the dates indicated would have impacted profits and losses from its trading activities:

	Profit or (Loss) if the underlying securities move:				
(000's omitted)	−15.0%	−5.0%	0%	+5.0%	+15.0%
Portfolio as of:					
March 31, 2003	$ 610	$ 396	$ (5)	$ 194	$ (44)
June 30, 2003	$ (930)	$ (47)	$ (8)	$ 295	$ 610
September 30, 2003	$ 3,963	$ 144	$ (16)	$ 176	$ 2,486
December 31, 2003	$ (3,642)	$ (1,691)	$ 7	$ 693	$ 2,197

The information in the above table is based on certain theoretical assumptions, and thus does not fully represent the profit or loss exposure to changes in volatility, interest rates and dividends. The zero percent change column represents the profit or loss LSP would experience on a daily basis if the market remained unchanged.

Execution, Clearing and Operational Risk In connection with their specialist and market-making activities, LaBranche & Co. LLC and LSP are engaged in various securities trading and lending activities and assume positions in stocks, rights, options, ETFs, futures and foreign currencies for which they are exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. LaBranche & Co. LLC and LSP are also exposed to market risk associated with the sale of securities not yet purchased, which can be directly impacted by volatile trading on the NYSE, AMEX and other exchanges. Additionally, in the event of nonperformance and unfavorable market price movements, LaBranche & Co. LLC and LSP may be required to purchase or sell financial instruments at a loss.

LFSI's execution and clearing activities require that LFSI execute transactions in accordance with customer instructions and accurately record and process the resulting transactions. Any failure, delay or error in executing, recording and processing transactions whether due to human error or failure of LFSI's information or communication systems could cause substantial losses for brokers, customers and/or LFSI and could subject LFSI to claims for losses.

Clearing activities include settling each transaction with both the contra broker and the customer. In connection with LFSI's institutional and direct access floor brokerage customers, a transaction is settled either when the customer pays for securities purchased and takes delivery, or delivers securities sold for payment. Settling retail customers and professional investors involves financing the transaction until the customer makes payment or, for margin accounts, advancing credit to the customer within regulatory and internal guidelines. Clearing direct access brokers' transactions includes guaranteeing their transactions to the contra broker on the exchange floor.

These clearing activities may expose LFSI to off-balance sheet risk in the event customers or brokers are unable to fulfill their contractual obligations and it is necessary to purchase or sell securities at a loss. For margin transactions, LFSI may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

The amount of risk related to LFSI's execution and clearance activities is linked to the size of the transaction, market volatility and the creditworthiness of customers and brokers. LFSI's largest transactions involve those for institutional and direct access floor brokerage customers.

LFSI systematically monitors its open transaction risk starting when the transaction occurs and continuing until the designated settlement date. Transactions that remain unsettled after settlement date are scrutinized and necessary action to reduce LFSI's risk is taken. Credit risk that could result from contra brokers defaulting is minimized since much of the settlement risk for transactions with brokers is essentially transferred to the National Stock Clearing Corporation. The credit risk associated with institutional and direct access clearing customers is minimized since these customers have been qualified by the Depository Trust Company ("DTC"), the DTC participants or have met the prime broker qualification standards at other brokerage firms. Before conducting business with a prospective customer, LFSI's senior management, in conjunction with its compliance department, reviews the prospective customer's experience in the securities industry, financial condition and personal background, including a background check with a risk reporting agency. For retail customers and professional investors, LFSI seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. LFSI monitors margin levels daily pursuant to such guidelines and requires customers to deposit additional collateral or reduce positions when necessary.

In each of our segments, we rely heavily on our information systems in managing our risk. Accordingly, working in conjunction with the NYSE, we have made significant investments in our trade processing and execution systems. Our use of, and dependence on, technology has allowed us to sustain our growth over the past several years. Management members and floor captains at our NYSE and AMEX operations must constantly monitor our positions and transactions in order to mitigate our risks and identify troublesome trends should they occur. The substantial capital we have invested, along with the NYSE, in real-time, on-line systems give management instant access to specific trading information at any time during the trading day, including:

- our aggregate long and short positions;
- the various positions of each of our trading professionals;
- our overall position in a particular stock; and
- capital and profit-and-loss information on an aggregate, per specialist or per issue basis.

Our information systems send and receive data from the NYSE and AMEX through dedicated data feeds. The NYSE supplies us with specialist position reporting system terminals both on the trading floor and in our offices. These terminals allow us to monitor our NYSE trading profits and losses as well as our positions. For our AMEX equity operations, our in-house technology staff has developed applications to monitor our current positions and profits and losses. Our derivative trading operation utilizes a third-party software application to monitor its positions and profits and losses on a real-time basis.

We have developed and implemented a business continuity plan, which includes a comprehensive disaster recovery plan. We have a back-up disaster recovery center in New Jersey which has connectivity with our LaBranche & Co. LLC, LFSI and LSP subsidiaries, as well as a second back-up facility in New York which serves our LFSI and LSP subsidiaries. This second back-up facility also acts as a secondary disaster recovery facility for our LaBranche & Co. LLC operations.

Regulatory Risk As registered broker-dealers, LaBranche & Co. LLC, LFSI and LSP are subject to certain regulatory requirements intended to insure their general financial soundness and liquidity. These subsidiaries are subject to SEC Rules 15c3-1, 15c3-3 and other requirements adopted and administered by both the NYSE and AMEX.

The USA Patriot Act requires U.S. financial institutions, including banks, broker-dealers, futures commission merchants and investment companies, to implement policies, procedures and controls which are reasonably designed to detect and report instances of money laundering and the financing of terrorism. LFSI's Compliance Department actively monitors and updates LFSI's anti-money laundering practices.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There were no disagreements with our auditors on accounting and financial disclosure matters during the last two fiscal years.

Effective May 20, 2002, we dismissed Arthur Andersen LLP as our independent auditors and engaged KPMG LLP as our independent auditors to audit our financial statements. The decision to change our independent auditors was approved by our Board of Directors. On May 20, 2002, we filed a Form 8-K regarding this change of independent auditors.

Independent Auditors' Report

The Board of Directors
LaBranche & Co Inc.:

We have audited the accompanying consolidated statements of financial condition of LaBranche & Co Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, changes in stockholders' equity and cash flows of LaBranche & Co Inc. for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the revision described in Note 17 to the consolidated financial statements, in their report dated January 17, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaBranche & Co Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated statements of operations, changes in stockholders' equity and cash flows of LaBranche & Co Inc. for the year ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 17, the Company changed the composition of its reportable segments in 2002, and the amounts in the 2001 consolidated financial statements relating to reportable segments have been restated to conform to the 2003 and 2002 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. As described in Note 2, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of LaBranche & Co Inc. and subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

KPMG LLP

New York, New York
March 15, 2004

Report of Independent Public Accountants

To the Stockholders of LaBranche & Co Inc.:

We have audited the accompanying consolidated statements of financial condition of LaBranche & Co Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity/members' capital and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBranche & Co Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
January 17, 2002

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with our annual report on Form 10-K for the year ended December 31, 2001. We dismissed Arthur Andersen LLP ("Andersen") as our independent auditors, effective May 20, 2002. For additional information, see our Current Report on Form 8-K dated, May 20, 2002. This audit report has not been reissued by Arthur Andersen LLP in connection with this annual report. Since Arthur Andersen LLP have not consented to the incorporation by reference of their report, an investor will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP that are contained in this annual report or any omissions to state a material fact required to be stated therein.

Consolidated Statements of Financial Condition

(000's omitted, except share data)

December 31,	2003	2002
Assets		
Cash and Cash Equivalents	$ 491,885	$ 77,033
Cash and Securities Segregated Under Federal Regulations	3,959	16,012
Securities Purchased Under Agreements to Resell	13,000	26,000
Receivable from Brokers, Dealers and Clearing Organizations	142,639	145,387
Receivable from Customers	3,434	12,425
United States Government Obligations	—	395,840
Securities Owned, at Market Value:		
Corporate Equities	265,568	106,295
Options	73,694	61,478
Exchange-Traded Funds	102,626	21,455
Commissions Receivable	4,613	4,379
Exchange Memberships Contributed for Use, at Market Value	15,000	26,176
Exchange Memberships Owned, at Cost (Market Value of $58,870 and $78,337, Respectively)	77,319	77,815
Office Equipment and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $8,931 and $6,987, Respectively	4,659	6,089
Intangible Assets, Net of Accumulated Amortization:		
Specialist Stock Lists	371,580	381,956
Trade Name	25,011	25,011
Goodwill	289,593	470,598
Other Assets	75,022	58,853
Total Assets	$ 1,959,602	$ 1,912,802
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to Brokers and Dealers	$ 45,172	$ 16,417
Payable to Customers	9,010	21,971
Securities Sold, But Not Yet Purchased, at Market Value:		
Corporate Equities	232,942	106,685
Options	67,079	63,695
Exchange-Traded Funds	115,140	4,359
Accrued Compensation	42,833	55,185
Accounts Payable and Other Accrued Expenses	99,844	50,268
Income Taxes Payable	8,588	13,201
Deferred Tax Liabilities	172,846	179,924
Short Term Debt	101,971	2,000
Long Term Debt	255,606	354,948
Subordinated Liabilities:		
Exchange Memberships Contributed for Use, at Market Value	15,000	26,176
Other Subordinated Indebtedness	20,285	28,285
Total Liabilities	1,186,316	923,114
Minority Interest	322	—
Commitments and Contingencies		
Preferred Stock, Series A, $.01 Par Value, Liquidation Value of $1,000 Per Share; 10,000,000 Shares Authorized; 39,186 and 63,836 Shares Issued and Outstanding at December 31, 2003 and December 31, 2002, Respectively	38,317	61,361
Common Stock, $.01 Par Value, 200,000,000 Shares Authorized; 59,791,036 and 59,504,148 Shares Issued and Outstanding at December 31, 2003 and December 31, 2002, Respectively	598	595
Additional Paid-in Capital	682,816	679,601
Retained Earnings	51,374	249,065
Unearned Compensation	(141)	(934)
Total Stockholders' Equity	772,694	989,688
Total Liabilities and Stockholders' Equity	$ 1,959,602	$ 1,912,802

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Operations

(000's omitted, except per share data)

For the Years Ended December 31,	2003	2002	2001
Revenues:			
Net Gain on Principal Transactions	$ 202,207	$ 342,400	$ 340,795
Commissions	94,443	92,044	62,866
Other	9,339	18,401	20,469
Total Revenues	305,989	452,845	424,130
Expenses:			
Employee Compensation and Related Benefits	99,123	131,511	110,832
Interest	48,188	48,589	52,049
Exchange, Clearing and Brokerage Fees	40,406	37,729	22,367
Lease of Exchange Memberships	24,773	25,939	20,536
Depreciation and Amortization of Intangibles	12,803	13,446	39,450
Legal and Professional Fees	8,034	8,072	4,959
Communications	8,705	6,653	4,795
Occupancy	5,832	5,446	3,932
Restitution and Fines	63,519	—	—
Goodwill Impairment	170,302	—	—
Other	9,378	9,336	8,499
Total Expenses	491,062	286,721	267,419
Income (Loss) Before Minority Interest and Provision (Benefit) for Income Taxes	(185,074)	166,124	156,711
Minority Interest	322	—	—
Income (Loss) Before Provision (Benefit) for Income Taxes	(185,396)	166,124	156,711
Provision (Benefit) for Income Taxes	(6,007)	78,898	85,124
Net Income (Loss)	(179,389)	87,226	71,587
Series A Preferred Dividends and Discount Accretion	4,014	6,941	7,472
Net Income (Loss) Applicable to Common Stockholders	$ (183,403)	$ 80,285	$ 64,115
Weighted-Average Common Shares Outstanding:			
Basic	59,614	58,992	55,691
Diluted	59,614	59,939	56,948
Earnings (Loss) Per Share:			
Basic	$ (3.08)	$ 1.36	$ 1.15
Diluted	$ (3.08)	$ 1.34	$ 1.13

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Changes in Stockholders' Equity

(000's omitted)

	Common Stock		Preferred	Additional Paid-In	Retained	Unearned Compen-	
	Shares	Amount	Stock	Capital	Earnings	sation	Total
Balance, December 31, 2000	49,070	$491	$ —	$273,347	$ 104,665	$(7,602)	$ 370,901
Net Income	—	—	—	—	71,587	—	71,587
Grant of Stock Options to Former RPM Option Holders	—	—	—	89,623	—	—	89,623
Issuance of Stock for Option Exercises by Former RPM Option Holders	1,255	13	—	9,411	—	—	9,424
Issuance of Stock to Former RPM Stockholders	6,924	69	—	260,463	—	—	260,532
Issuance of Preferred Stock for RPM Acquisition	—	—	93,426	—	—	—	93,426
Preferred Stock Dividends & Discount Accretion	—	—	1,105	—	(7,472)	—	(6,367)
Issuance of Stock Related to Other Acquisitions	1,254	12	—	29,993	—	—	30,005
Recognition of a Tax Benefit Related to Employee Option Exercises	—	—	—	2,496	—	—	2,496
Issuance of Restricted Stock, Shares for Option Exercises and Related Compensation	231	2	—	6,089	—	640	6,731
Balance, December 31, 2001	58,734	$587	$ 94,531	$671,422	$ 168,780	$(6,962)	$ 928,358
Net Income	—	—	—	—	87,226	—	87,226
Preferred Stock Dividends & Discount Accretion	—	—	2,994	—	(6,941)	—	(3,947)
Recognition of a Tax Benefit Related to Employee Option Exercises	—	—	—	2,610	—	—	2,610
Issuance of Restricted Stock, Shares for Option Exercises and Related Compensation	770	8	—	5,569	—	6,028	11,605
Preferred Stock Buyback	—	—	(36,164)	—	—	—	(36,164)
Balance, December 31, 2002	59,504	$595	$ 61,361	$679,601	$ 249,065	$ (934)	$ 989,688
Net Loss	—	—	—	—	(179,389)	—	(179,389)
Common and Preferred Stock Dividends & Discount Accretion	—	—	688	—	(18,302)	—	(17,614)
Recognition of a Tax Benefit Related to Employee Option Exercises	—	—	—	372	—	—	372
Issuance of Restricted Stock, Shares for Option Exercises and Related Compensation	287	3	—	2,843	—	793	3,639
Preferred Stock Buyback	—	—	(23,732)	—	—	—	(23,732)
Balance, December 31, 2003	**59,791**	**$598**	**$ 38,317**	**$682,816**	**$ 51,374**	**$ (141)**	**$ 772,964**

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

(000's omitted)

For the Years Ended December 31,	2003	2002	2001
Cash Flows from Operating Activities:			
Net Income (Loss)	$(179,389)	$ 87,226	$ 71,587
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:			
Depreciation and Amortization of Intangibles	12,803	13,446	39,450
Amortization of Debt Issuance Costs and Bond Discount	2,155	2,078	1,763
Goodwill Impairment	170,302	—	—
Minority Interest in Income of Consolidated Subsidiary	322	—	—
Compensation Expense Related to Stock-based Compensation	3,423	3,114	6,235
Deferred Tax Provision (Benefit)	(23,329)	11,734	(5,694)
Acceleration of Preferred Stock Discount Accretion	918	1,844	—
Other-Than-Temporary Impairment of Exchange Membership Owned	515	—	—
Tax Benefit Related to Employee Stock Transactions	433	6,639	18,681
Changes In Operating Assets and Liabilities:			
Cash and Securities Segregated Under Federal Regulations	12,053	62,356	(74,758)
Securities Purchased Under Agreements to Resell	13,000	33,113	74,998
Receivable from Brokers, Dealers and Clearing Organizations	2,748	32,142	(114,038)
Receivable from Customers	8,991	(1,419)	(10,093)
United States Government Obligations	395,840	(67,792)	(328,048)
Securities Owned, at Market Value:			
Corporate Equities	(159,273)	28,338	(23,699)
Options	(12,216)	6,971	(59,785)
Exchange-Traded Funds	(81,171)	1,022	4,427
Commissions Receivable	(234)	592	(964)
Other Assets	(285)	(6,930)	(47,341)
Payable to Brokers and Dealers	28,755	(23,116)	35,465
Payable to Customers	(12,961)	(41,268)	59,187
Securities Sold, But Not Yet Purchased, at Market Value:			
Corporate Equities	126,257	(20,311)	78,801
Options	3,384	4,873	50,650
Exchange-Traded Funds	110,781	—	—
Accrued Compensation	(12,352)	1,072	24,873
Accounts Payable and Other Accrued Expenses	50,561	(40,644)	72,622
Income Taxes Payable	(3,130)	411	4,424
Net Cash Provided by (Used in) Operating Activities	458,901	95,491	(121,257)
Cash Flows from Investing Activities:			
Net Cash Received from (Paid for) Acquisitions	—	(3,376)	29,050
Payments for Purchases of Office Equipment and Leasehold Improvements	(995)	(2,683)	(3,497)
Payment for Purchase of an Exchange Membership	(19)	—	(2,000)
Net Cash (Used in) Provided by Investing Activities	(1,014)	(6,059)	23,553
Cash Flows from Financing Activities:			
Repayment of Subordinated Debt and Promissory Notes	—	(37,531)	(7,700)
Proceeds from Exercise of Stock Options	216	8,491	9,892
Payment of Common Stock Dividends	(14,288)	—	—
Payment of Preferred Stock Dividends	(4,313)	(7,238)	(2,367)
Payment for Preferred Stock Buyback	(24,650)	(28,164)	—
Net Cash (Used in) Financing Activities	(43,035)	(64,442)	(175)
Increase (Decrease) in Cash and Cash Equivalents	414,852	24,990	(97,879)
Cash and Cash Equivalents, Beginning of Year	77,033	52,043	149,922
Cash and Cash Equivalents, End of Year	$ 491,885	$ 77,033	$ 52,043
Supplemental Disclosure of Cash Paid for:			
Interest	$ 42,704	$ 46,022	$ 46,722
Income Taxes	$ 20,193	$ 65,513	$ 65,700
Supplemental Non-cash Financing and Investing Activities:			
Acquisitions:			
Intangible Assets	$ —	$ 4,665	$ 534,938
Fair Value of Tangible Assets Acquired, Other Than Cash	—	2,825	229,665
Deferred Tax Liabilities Related to Intangible Assets	—	687	95,994
Other Liabilities	—	3,332	185,359
Common Stock Issuance	—	—	290,468
Net Increase In Additional Paid-In Capital Related to Stock-Based Awards	4,008	14,207	108,259
Satisfaction of Secured Demand Notes Through Release of Collateral	$ 8,000	$ 1,000	$ —

The accompanying notes are an integral part of these consolidated statements.

Note 1: Organization and Description of Business

The consolidated financial statements include the accounts of LaBranche & Co Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, LaBranche & Co. LLC, a New York limited liability company ("LaBranche"), LaBranche Financial Services, Inc., a New York corporation ("LFSI"), LaBranche Structured Products, LLC, a New York limited liability company ("LSP"), LABDR Services, Inc., a Delaware corporation ("LABDR"), and LaBranche & Co. B.V., a Netherlands private limited liability company ("BV" and collectively with the Holding Company, LaBranche, LFSI, LSP and LABDR, the "Company"). The Holding Company is the sole member of LaBranche and LSP, the 100% stockholder of LFSI and LABDR, and the sole owner of BV. LaBranche is a registered broker-dealer and operates primarily as a specialist in equity securities and rights listed on the New York Stock Exchange ("NYSE") and in equity securities on the American Stock Exchange ("AMEX"). LFSI is a registered broker-dealer and a member of the NYSE and other exchanges, and provides securities clearing, securities execution and other related services to its own retail customers, customers of introducing brokers and institutional customers, including traders, professional investors and broker-dealers. LFSI also provides direct-access floor brokerage services to institutional customers. LSP is a registered broker-dealer and operates as a specialist in options, Exchange-Traded Funds ("ETFs") and futures on the AMEX and the New York Board of Trade ("NYBOT") and acts as a market-maker in ETFs, futures and options on various exchanges. LABDR was incorporated in 2003 to provide disaster recovery services and back-up facilities to other Holding Company subsidiaries. BV represents LaBranche in European markets and provides client services to LaBranche's European listed companies.

Note 2: Significant Accounting Policies

Basis of Presentation The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain prior period amounts have been reclassified to conform to the current period presentation.

The consolidated financial statements include the accounts of the Holding Company and its wholly-owned and majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents Cash and cash equivalents include all demand deposits held in banks and highly liquid investments with original maturities of 90 days or less.

Securities Transactions Principal securities transactions and the related gains and losses are recorded on a trade date basis. Customer securities transactions are recorded on a settlement date basis and the related revenues and expenses are recorded on a trade date basis. Receivables from, and payables to, customers represent amounts due from or to customers of the Company in connection with cash and margin securities transactions. Certain receivables are collateralized by customers' securities held by the Company and by other broker-dealers for delivery to the Company, the value of which is not reflected in the accompanying consolidated financial statements. Corporate equities, options, ETFs, futures and other securities owned, and securities sold, but not yet purchased, are reflected at market value and unrealized gains and losses are reflected in net gain on principal transactions. United States Government obligations, together with related interest receivable as reported in other assets, are reflected at market value, with interest income included in other income. Dividends and Securities and Exchange Commission ("SEC") fees, as well as gains and losses from the trading of foreign currencies are also included in net gain on principal transactions. Dividend income and expense are recognized on the record date, which does not differ materially from the ex-date. In the normal course of business, the Company is permitted to use client margin securities to finance customer securities transactions, subject to certain regulatory guidelines. The market value for the equity securities, ETFs and future contracts is based on the closing price posted on the primary exchange on which they are traded. The market value of exchange-traded options is based on the national best bid/offer as determined by the Company's options clearing agent.

Investments in non-marketable securities consist of private equity, limited liability company and limited partnership investments, and are included in other assets on the accompanying consolidated statements of financial condition. These investments do not have readily available price quotations. These investments are accounted for under the equity method, which approximates fair value, or are accounted for at fair value as estimated by management of the Company. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments, such as sufficient evidence of a third-party transaction, and consistently applies the procedures for arriving at fair value. Write-downs to fair value are recognized if the expected realizable value of the investments is less than the carrying value. Unrealized gains and losses related to changes in fair value are included in other revenues in the accompanying consolidated statements of operations.

Collateralized Financing Transactions Securities purchased and sold under agreements to resell and repurchase, as well as securities borrowed and loaned for which cash is deposited or received, are treated as collateralized financing transactions and are recorded at contract amount plus accrued interest. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when necessary. The market value of securities received for securities purchased under agreements to resell at December 31, 2003 approximated 102.0% of cash paid. None of the securities received were subsequently repledged or resold.

Goodwill and Other Intangible Assets Goodwill and other intangible assets are comprised of the Company's specialist stock lists, trade name and goodwill acquired in connection with various acquisitions, and the limited partner buyout that occurred in 1999 concurrent with the Company's reorganization from partnership to corporate form. The allocations of purchase price to these assets and determinations of their respective useful lives were based upon independent appraisals for material acquisitions through March 2001. The useful lives of the acquired specialist stock lists were determined based upon analysis of historical turnover characteristics of the specialist stocks comprising these lists. For acquisitions subsequent to March 2001, the allocations of purchase price and determinations of useful lives were based upon management's analysis of revenues, consideration paid, common stock listings and other relevant data and ratios. This information was analyzed and compared to the results of the independent appraisals conducted in connection with the acquisitions prior to April 2001.

With the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, the acquired trade name and goodwill are no longer amortized. The acquired specialist stock lists, however, continue to be amortized over their respective lives. The Company tests goodwill for impairment at least annually (as of December 31) or when events and circumstances indicate impairment testing may be necessary by applying a fair value based test in accordance with SFAS No. 142. The fair value test involves the comparison of the fair value to the carrying value of the reporting units. The fair value of the reporting units is determined using both the market capitalization of the Company and the present value of the Company's estimated future cash flows based on certain management assumptions. If the carrying amount of the reporting unit exceeds its estimated fair value, the Company will determine if impairment is necessary through additional testing. This additional testing entails estimating the implied fair value of reporting unit goodwill—through the use of discounted cash flows analysis and other measures—and comparing this implied fair value of reporting unit goodwill to its carrying amount. If the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. For the year ended December 31, 2003, the Company recorded a $170.3 million goodwill impairment charge (see Note 5).

The Company tests its trade name for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test involves a comparison of the trade name's fair value with its carrying amount. If the trade name's carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. As of December 31, 2003, the Company's trade name was not impaired.

The Company accounts for its long-lived intangible assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Pursuant to SFAS No. 144, the Company evaluates its stock lists for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of the stock lists, is recognized if the expected undiscounted cash flows relating to the stock lists are less than the corresponding carrying value. As of December 31, 2003, the Company's stock lists were not impaired.

Exchange Memberships Exchange memberships owned by the Company are carried at cost or, if an other-than-temporary impairment in value has occurred, at management's estimate of fair value.

Certain employees of the Company have contributed the use of ten memberships on the NYSE to the Company. These memberships are subordinated to claims of general creditors and are carried at market value with a corresponding amount recorded in subordinated liabilities. The Company makes lease payments to these employees for the use of the exchange memberships at a rate that is commensurate with the rent paid to non-affiliated parties for the use of their exchange memberships.

The Company leases additional memberships on the NYSE, the AMEX, the Chicago Board of Exchange ("CBOE"), and the Philadelphia Stock Exchange ("PHLX") from non-affiliated parties and makes lease payments to these parties at prevailing market rates.

Income Taxes The Company accounts for income taxes using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the Company recognizes future tax benefits to the extent that such benefits are more likely than not to be realized.

Depreciation and Amortization Depreciation of office equipment is calculated using the straight-line method over estimated useful lives of 5 years. Amortization of leasehold improvements is calculated using the lower of the economic useful life of the leasehold improvement or the term of the related lease. Estimated useful lives of leasehold improvements range from 3 to 5 years.

Prior to the adoption of SFAS No. 142, specialist stock lists and trade name were amortized on a straight-line basis over 15 to 40 years and goodwill was amortized on a straight-line basis over 15 years. With the implementation of SFAS No. 142 in January 2002, the Company ceased the amortization of recorded goodwill and trade name, and thus the related amortization of these intangible assets has not been included in the Company's consolidated results of operations since the adoption date of SFAS No. 142. Acquired specialist stock lists continue to be amortized over their respective lives.

Stock-Based Compensation In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123." SFAS No. 148 provides two additional methods, the modified prospective and the retroactive restatement methods, for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, in addition to the prospective method required by SFAS No. 123. On January 1, 2003, the Company adopted the prospective method of SFAS No. 148 to account for stock-based employee compensation. Accordingly, the Company expenses the fair value, as of the date of grant, of stock-based compensation issued to employees on or after January 1, 2003 over the related service periods. The Company did not issue any employee stock options during 2003.

For the year ended December 31, 2002 and prior years, the Company elected to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related Interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with APB No. 25, compensation expense was not recognized for stock options that had no intrinsic value on the date of grant. In addition, compensation expense was not recognized for those options issued in connection with the Company's acquisition of ROBB PECK McCOOEY Financial Services, Inc. ("RPM") in March 2001 and treated as part of the purchase price of RPM in accordance with the rules of purchase accounting.

The Company estimated the weighted average fair value of options granted during 2002 ($21.95 per option) and 2001 ($23.65 per option) using the Black-Scholes option-pricing model with the following weighted average assumptions (no options were granted during 2003):

	Options Granted in:			
	October 2002	January 2002	March 2001	January 2001
Risk-Free Interest Rate	3.89%	4.94%	4.89%	4.89%
Expected Life	6 yrs	7 yrs	7 yrs	7 yrs
Expected Volatility	51%	64%	66%	64%
Dividend Yield	0%	0%	0%	0%

Had the Company recognized compensation expense under the fair value based method of SFAS No. 123 (using the estimated weighted average fair values indicated in the table above), net income (loss) available to common stockholders and earnings (loss) per share would have been reduced (or increased, where applicable) to the pro forma amounts indicated below:

(000's omitted, except per share data)	Years Ended December 31,		
	2003	2002	2001
Net Income (Loss) Available to Common Stockholders, as Reported	$(183,403)	$80,285	$64,115
Add: Stock Based Compensation Expense Included in Reported Net Income (Loss), Net of Tax Effect	1,788	1,631	3,304
Less: Stock Based Compensation Expense Under SFAS 123, Net of Tax Effect	(8,913)	(8,843)	(5,128)
Pro Forma Net Income (Loss) Available to Common Stockholders	(190,528)	73,073	62,291
Diluted Earnings (Loss) per Share, as Reported	$ (3.08)	$ 1.34	$ 1.13
Pro Forma Diluted Earnings (Loss) per Share	(3.20)	1.22	1.09

The effect of applying SFAS No. 123 in the pro forma disclosure above may not be representative of the potential effect stock-based compensation would have on net income (loss) in future periods.

New Accounting Pronouncements In December 2003, the FASB issued FASB Interpretation ("FIN") No. 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," an interpretation of FIN 46, "Consolidation of Variable Interest Entities." FIN 46(R) requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns or both of the entity. FIN 46(R) is effective no later than the end of the first reporting period that ends after March 15, 2004. Included in other assets on the accompanying consolidated statements of financial condition are non-marketable investments totaling $20.8 million and $19.4 million as of December 31, 2003 and 2002, respectively. These investments consist of equity interests in private corporations, investments in limited liability companies and an investment in a limited liability partnership. The majority of these investments were made prior to January 1, 2002 at the discretion of management in order to leverage new trading technologies and help manage the Company's cost structure. Certain investments were assumed in connection with one of the Company's 2001 acquisitions. As of December 31, 2003, there were no material future contractual commitments in regard to these investments and the Company's maximum exposure to loss is its investment.

In May 2003, the FASB issued Statement of Financial Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, except for certain provisions that have been deferred, and otherwise is effective for the interim period beginning after June 15, 2003, except for certain provisions that have been deferred. The Company has not entered into or modified any financial instruments with characteristics of both liabilities and equity as defined under SFAS No. 150 since May 31, 2003. Additionally, the Company has no mandatorily redeemable stock. The implementation of SFAS No. 150 has had no impact on the Company's 2003 consolidated financial statements.

Note 3: Liquidity

In view of the $146.9 million decline in the Company's revenues in 2003 compared to 2002, its working capital needs, the $446.0 million net liquid asset requirement to which LaBranche is subject under NYSE rules (see Note 8), the SEC net capital requirements to which LaBranche, LFSI and LSP are subject and the recent tentative $63.5 million settlement of the NYSE and SEC investigations of LaBranche's NYSE specialist trading activity, it is unlikely that the Company will be able to repay its maturing $100.0 million aggregate principal Senior Notes which are due in August 2004, unless the Company is able to refinance the Senior Notes or is able to raise sufficient funds through the disposition of certain non-core business assets.

Management of the Company currently is exploring several alternatives for refinancing all (or at least a substantial portion) of the Senior Notes in order to enable the Company to repay the Senior Notes and accrued interest when due, and the Company has received several proposals from major financial institutions with respect to refinancing the Senior Notes. On March 15, 2004 the Company secured from a major financial institution a commitment to fund a $25.0 million revolving credit facility, which subject to the satisfaction of certain conditions (including the execution of satisfactory credit documentation) and compliance with certain covenants, will be available if necessary, to fund in part the repayment of the Senior Notes. Although the Company believes it will be able to refinance the Senior Notes on reasonably acceptable terms, there can be no assurance in this regard. If the Company is unable to refinance the Senior Notes prior to their maturity, it will seek to raise sufficient funds to repay the Senior Notes without impairing its core specialist business operations by borrowing under the $25.0 million revolving credit facility described above, by disposing of certain of its investment assets, scaling back or liquidating certain of its non-core specialist operations, disposing of certain of its non-core business assets and/or selling additional shares of its common stock.

In the event that the Company is unable to refinance or repay the Senior Notes when due, the failure to repay the Senior Notes and accrued interest when due would be deemed an "event of default" under the indenture governing the Senior Notes and also would trigger an "event of acceleration" under certain of the Company's other indebtedness, including the $250.0 million aggregate principal Senior Subordinated Notes which are due in March 2007, requiring immediate repayment of such other indebtedness. Such an "event of default" and "event of acceleration" would materially and adversely affect the Company's financial condition and raise doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4: Receivable from and Payable to Brokers, Dealers and Clearing Organizations

The balances presented as receivables from and payables to brokers, dealers and clearing organizations consist of the following:

	December 31,	
(000's omitted)	2003	2002
Receivable from Brokers, Dealers and Clearing Organizations:		
Pending Trades, Net	$ —	$ 24,373
Securities Borrowed	74,989	50,348
Receivable from Clearing Organizations	34,714	49,050
Securities Failed to Deliver	24,967	19,943
Other Receivables from Brokers and Dealers	7,969	1,673
	$ 142,639	$ 145,387
Payable to Brokers and Dealers:		
Pending Trades, Net	$ 7,737	$ —
Securities Failed to Receive	12,637	11,773
Other Payables to Brokers and Dealers	24,798	4,644
	$ 45,172	$ 16,417

With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. If the Company's counterparties to its securities loaned transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities, then the Company will disclose these securities as "securities pledged to counterparties" on the accompanying consolidated statement of financial condition. As of December 31, 2003, there were no proprietary or customer securities, which were pledged related to the Company's securities loaned transactions.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Note 5: Goodwill and Other Intangible Assets

In December 2003, the Company recognized an impairment charge of approximately $170.3 million attributable to goodwill. In determining the fair value of its equity, the Company first compared the fair value of each reporting unit to its carrying value. The primary methods used by the Company to estimate the fair value of its equity at December 31, 2003 included the use of an independent appraisal, various cash flow estimates and related discount rate assumptions, as well as the market capitalization of the Company. Since the result of this first comparison resulted in an excess of each reporting unit's carrying value over its fair value, the Company then estimated the implied fair value of goodwill of each reporting unit and compared it to each reporting unit's carrying value. Implied fair value of goodwill was determined by valuing all Company assets and liabilities pursuant to the purchase accounting guidelines prescribed by SFAS No. 141. The $170.3 million impairment charge represents the excess of reporting unit goodwill carrying value over its implied fair value.

As part of the impairment testing, the Company used certain estimates and assumptions to make financial projections, which incorporated 2003 as the base year. The operating results and cash flows for 2003 and the conditions that led to impairment were due to several factors, including: lower revenues due to lower trading volumes of equity securities in which LaBranche acts as a specialist, a decline in the Company's stock price throughout 2003, and the investigation by the NYSE and the SEC into the trading practices of several NYSE specialist firms—including LaBranche. Based on these trends, the Company's earnings projections for the next five years were revised.

Of the total $170.3 million goodwill impairment charge, approximately $166.2 million was attributed to the Company's Specialist reporting unit and approximately $4.1 million was attributed to the Company's Execution and Clearing reporting unit.

The net carrying value of goodwill decreased approximately $181.0 million from $470.6 million as of December 31, 2002 to $289.6 million as of December 31, 2003. The decrease was due primarily to the aforementioned $170.3 million goodwill impairment charge and a $10.7 million deferred tax liability effect.

The reported net income (loss) and earnings (loss) per share, as adjusted to exclude amortization of goodwill and trade name, are set forth below:

	For the Years Ended December 31,		
(000's omitted)	2003	2002	2001
Net Income (Loss) Applicable to Common Stockholders, as Reported	$ (183,403)	$ 80,285	$ 64,115
Net Income (Loss) Applicable to Common Stockholders, as Adjusted	(183,403)	80,285	92,568
Earnings (Loss) per Share, as Reported			
Basic	$ (3.08)	$ 1.36	$ 1.15
Diluted	(3.08)	1.34	1.13
Earnings (Loss) per Share, as Adjusted			
Basic	$ (3.08)	$ 1.36	$ 1.66
Diluted	(3.08)	1.34	1.62

The Company's acquired specialist stock lists continue to be amortized over their respective lives ranging from 15 to 40 years, with a weighted-average amortization period of 39.6 years. The gross carrying amount, accumulated amortization and net carrying amount of the Company's acquired specialist stock lists are set forth below:

(000's omitted)	As of December 31, 2003	As of December 31, 2002
Gross Carrying Amount	$ 406,190	$ 406,190
Accumulated Amortization	(34,610)	(24,234)
Net Carrying Amount	$ 371,580	$ 381,956

Amortization expense associated with the Company's acquired specialist stock lists was $10.4 million, $10.4 million and $8.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. Estimated amortization expense for the existing specialist stock lists is $10.4 million for each of the fiscal years ending December 31, 2004 through December 31, 2008.

Note 6: Exchange Memberships

For the year ended December 31, 2003, the Company recognized an other-than-temporary impairment loss of $0.5 million on the value of its exchange membership on the AMEX. The Company recognized this impairment charge to reflect management's best estimate of the other-than-temporary decline in the fair market value of this exchange membership as of December 31, 2003. The charge is included in Other Expenses on the accompanying consolidated statement of operations for the year ended December 31, 2003.

Note 7: Income Taxes

The components of the provision (benefit) for income taxes reflected on the accompanying consolidated statements of operations are set forth below:

(000's omitted)	For the Years Ended December 31, 2003	2002	2001
Current Income Taxes:			
Federal	$ 10,904	$ 43,592	$ 58,538
Foreign, State and Local	6,418	23,572	32,280
Total Current	17,322	67,164	90,818
Deferred Income Taxes:			
Federal	(14,685)	7,615	(3,670)
Foreign, State and Local	(8,644)	4,119	(2,024)
Total Deferred	(23,329)	11,734	(5,694)
Total Provision (Benefit) for Income Taxes	$ (6,007)	$ 78,898	$ 85,124

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities. The following table presents the components of deferred tax asset and liability balances:

(000's omitted)	December 31, 2003	2002
Deferred Tax Assets:		
Deferred Compensation	$ 15,627	$ 16,301
Restitution	18,738	—
Acquisition Goodwill Impairment	8,138	—
Other	3,642	4,434
Less: Valuation Allowance	—	—
Total Deferred Tax Assets, Net	$ 46,145	$ 20,735
Deferred Tax Liabilities:		
Acquisition Intangibles (Non Tax Deductible)	$ 144,288	$ 159,025
Acquisition Intangibles and Goodwill (Tax Deductible)	18,394	11,472
Securities Mark to Market	4,784	4,472
Non Marketable Investment Basis	4,674	4,393
Other	706	562
Total Deferred Tax Liabilities	$ 172,846	$ 179,924

The 2003 net increase in deferred tax assets was attributable to deductible acquisition intangible amortization from the impairment of goodwill and the deferred charges related to the restitution assessment by the SEC and NYSE. There is no valuation allowance recorded against the deferred tax assets. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be deductible. Based upon the Company's level of historical taxable income, future reversals of existing taxable differences and all other available evidence, the deferred tax assets will more likely than not be realized.

The 2003 net decrease in deferred tax liabilities is due primarily to a $11.5 million reduction of deferred tax liability recorded against trade name goodwill.

The Company's effective tax rate differs from the Federal statutory rate primarily due to the nondeductible amortization of intangible assets, nondeductible impairment of goodwill, nondeductible penalties and state and local taxes. A reconciliation of the statutory U.S. Federal income tax rate of 35.0% to the Company's effective income tax rate is set forth below:

For the Years Ended December 31,	2003	2002	2001
U.S. Federal Income Tax Rate	35.0%	35.0%	35.0%
Increase (Decrease) in Taxes Related to:			
State and Local Taxes	0.8	11.1	11.4
Nondeductible Goodwill and Intangibles Amortization (Impairment)	(29.7)	2.5	8.3
Nondeductible Penalty Expense	(4.1)		
Other	1.2	(1.1)	(0.4)
Effective Tax Rate	3.2%	47.5%	54.3%

Tax benefits of approximately $0.4 million, $6.6 million and $18.7 million for the years ended December 31, 2003, 2002 and 2001, respectively, were credited directly to goodwill or additional paid-in capital in the accompanying consolidated statements of financial condition and changes in stockholders' equity. These tax benefits related to the award of restricted stock units and shares of restricted stock and the exercise of stock options.

As a result of the Company's March 2001 acquisition of Internet Trading Technologies, Inc. ("ITTI"), net operating loss ("NOL") carryforwards totaled $1.6 million and $1.8 million as of December 31, 2003 and 2002, respectively. The utilization of these NOLs as a tax deduction is limited under Section 382 of the Internal Revenue Code to $0.2 million per year. These NOLs will begin to expire between 2019 and 2021.

Note 8: Capital and Net Liquid Asset Requirements

LaBranche, as a specialist and member of the NYSE and AMEX, is subject to the provisions of SEC Rule 15c3-1 as adopted and administered by the SEC, NYSE, and AMEX. LaBranche is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined.

As of December 31, 2003 and 2002, LaBranche's net capital, as defined under SEC Rule 15c3-1, was $408.7 million and $472.0 million, respectively, which exceeded minimum requirements by $403.1 million and $467.4 million, respectively. LaBranche's aggregate indebtedness to net capital ratio was .21 to 1 and .15 to 1, as of December 31, 2003 and 2002, respectively.

The NYSE generally requires its specialist firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement. Under the NYSE's Rule 104, specialist units that exceed five percent in any of the NYSE's four concentration measures must maintain minimum net liquid assets based upon the securities for which they act as the specialist. The requirements state that the net liquid assets must be equivalent to $4.0 million for each stock in the Dow Jones Industrial Average, $2.0 million for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million for each stock in the S&P 500 Stock Price Index, excluding stock included in the previous classifications, $500,000 for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 for each stock not included in any of the above classifications. In addition, the NYSE requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist entities to maintain net liquid assets equivalent to the greater of either: (1) the aggregate net liquid assets of the specialist entities prior to their combination or (2) the new capital requirements prescribed under Rule 104. Net liquid assets for a specialist who also engages in transactions other than specialist activities is based upon its excess net capital as determined in accordance with SEC Rule 15c3-1.

Under NYSE Rule 104, LaBranche's net liquid asset requirement was $446.0 million as of December 31, 2003 and 2002. For the year ended December 31, 2003, LaBranche recorded a charge of $63.5 million as a result of the February 17, 2004 agreement in principle to settle pending investigations by the NYSE and SEC investigations of LaBranche's specialist trading activity (see Note 10). The charge was recorded as a subsequent event as of December 31, 2003 under accounting principles generally accepted in the United States of America. Prior to recording this charge, LaBranche's net liquid assets was $473.0 million. Subsequent to the accrual for the settlement, LaBranche's net liquid assets would have been reduced to $406.1 million. However, LaBranche's net liquid assets is reported to the NYSE on a daily basis, and since the settlement charge was not recorded until February 2004 as a subsequent event, LaBranche reported sufficient net liquid assets as of December 31, 2003. Concurrent with LaBranche's recording of the settlement accrual in February 2004, the Holding Company contributed capital to LaBranche sufficient to maintain compliance with its net liquid assets requirements. LaBranche's actual net liquid assets were $465.2 million as of December 31, 2002.

LaBranche meets its $446.0 million net liquid assets requirement by maintaining sufficient liquid assets. While securities positions, pending trades and other assets associated with LaBranche's equity specialist activities make up a portion of LaBranche's net liquid assets requirement, a substantial portion of LaBranche's cash and cash equivalents are used to meet the net liquid assets requirement.

The AMEX generally requires its equity specialist firms to maintain a cash or liquid asset position of the greater of (a) $600,000, or (b) an amount sufficient to assume a position of sixty trading units of each security in which the equity specialist is registered. As of December 31, 2003, LaBranche satisfied the AMEX equity specialist liquid asset requirements.

As a registered broker-dealer and member firm of the NYSE, LFSI is also subject to SEC Rule 15c3-1 as adopted and administered by the SEC and the NYSE. Under the alternative method permitted by this rule, the minimum required net capital is equal to the greater of $1.5 million or 2% of aggregate debit items, as defined. As of December 31, 2003 and 2002, LFSI's net capital, as defined, was $14.4 million and $19.4 million, respectively, which exceeded minimum requirements by $12.9 million and $17.9 million, respectively.

As a clearing broker-dealer, LFSI has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed in order for correspondent firms to classify their assets held by LFSI as allowable assets in the correspondents' net capital calculation. At December 31, 2003 and 2002, the reserve requirement was approximately $2.2 million and $11.3 million, respectively. LFSI had cash and securities on deposit in a Special Reserve Bank Account of $3.7 million as of January 5, 2004, and $21.9 million as of January 3, 2003 to comply with its respective year-end requirements.

As a registered broker-dealer and AMEX member firm, LSP is subject to SEC Rule 15c3-1, as adopted and administered by the SEC and AMEX. LSP is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2003 and 2002, LSP's net capital, as defined, was $32.8 million and $6.9 million, respectively, which exceeded minimum requirements by $32.6 million and $6.8 million, respectively.

Note 3: Acquisitions

Effective March 13, 2001, the Holding Company acquired, under the purchase method of accounting, all the outstanding capital stock of ITTI, a company that provided front-end order execution, analysis and reporting solutions for the wholesale securities dealer market. The excess of purchase price over fair value of net tangible assets of approximately $4.3 million was allocated to goodwill. The results of ITTI's operations have been included in the Company's consolidated financial statements since March 14, 2001.

Effective March 15, 2001, the Holding Company acquired, through a merger, RPM for an aggregate of approximately 6.9 million shares of the Company's common stock and shares of the Company's nonconvertible Series A preferred stock having an aggregate face and liquidation value of approximately $100.0 million and a fair value of approximately $93.4 million. Each share of the Series A preferred stock entitled the holder thereof to cumulative preferred cash dividends at an annual rate of 8.0% for the first four years, 10.0% for the fifth year and 10.8% thereafter, as well as certain voting rights and preferred distributions upon liquidation. In addition, the Company assumed RPM's obligations under RPM's outstanding option agreements with its employees. Thus, each option to purchase RPM common stock was converted into a vested option to purchase 98.778 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting and the results of RPM's operations have been included in the Company's consolidated financial statements since March 16, 2001. The excess of purchase price over fair value of net tangible assets of approximately $452.5 million was allocated to intangible assets with corresponding respective lives as follows:

(In millions)	Original Amount	Life
Specialist Stock List	$ 180.0	40 years
Goodwill	272.5	15 years
	$ 452.5	

Effective August 13, 2001, LaBranche acquired all the assets relating to the AMEX stocks and options specialist operations of Cranmer & Cranmer, Inc. ("Cranmer") for an aggregate of approximately $9.2 million, 100,000 shares of the Company's common stock and an amount equal to the equity capital of Cranmer, including the net value of Cranmer's open security positions on the closing date of the acquisition. The excess of purchase price over fair value of net tangible assets of approximately $14.0 million was allocated to specialist stock list and goodwill. The acquisition was accounted for under the purchase method of accounting. The results of the AMEX specialist operations formerly conducted by Cranmer have been included in the Company's consolidated financial statements since August 14, 2001.

Effective September 20, 2001, LaBranche acquired the interests in the Freedom Specialist Inc. ("Freedom"), R. Adrian & Company, LLC ("Adrian") and LaBranche Joint Book (the "Joint Book")—which it did not previously own—for an aggregate of approximately $13.6 million in cash, 54,750 shares of the Company's common stock and an amount equal to Freedom's and Adrian's respective shares of the equity capital of the Joint Book on the closing date of the acquisition. The acquisition was accounted for under the purchase method of accounting. The excess of purchase price over fair value of net tangible assets of approximately $15.0 million was allocated to specialist stock list and goodwill. The results of the operations formerly conducted by the Joint Book in which LaBranche previously did not own an interest have been included in the Company's consolidated financial statements since September 21, 2001.

Effective October 18, 2001, LaBranche acquired Bocklet & Company, LLC ("Bocklet") for an aggregate of $20.0 million in cash, of which $5.0 million was paid upon the closing and the remaining amount was paid in equal installments three, six and nine months from the closing date, and 1,100,000 shares of the Company's common stock. In addition, an amount equal to the equity capital of Bocklet on the closing date of the acquisition was paid in equal installments three, six and nine months from the closing date. The acquisition was accounted for under the purchase method of accounting. The excess of purchase price over fair value of net tangible assets of approximately $53.4 million was allocated to specialist stock list and goodwill. The results of the operations formerly conducted by Bocklet have been included in the Company's consolidated financial statements since October 19, 2001.

Effective October 24, 2002, the Holding Company acquired all the outstanding stock of Hochstin & Company, Inc. ("Hochstin"), which conducted a rights specialist and floor brokerage business on the NYSE, for $7.8 million in cash, of which $3.6 million was paid at the closing and the remainder is to be, or was, paid by the Holding Company as follows: (a) $1.0 million on each of October 24, 2003, 2004 and 2005, and (b) $1.2 million on October 24, 2007, although the final payment may be reduced to $200,000 if the employment with LFSI of a certain former employee of Hochstin is either terminated for cause by LFSI or is terminated voluntarily by such employee prior to October 24, 2007. The acquisition was accounted for under the purchase method of accounting. The excess of purchase price over fair value of net tangible assets of approximately $4.6 million was allocated to goodwill. The results of operations formerly conducted by Hochstin have been included in the Company's consolidated financial statements since October 24, 2002.

On April 22, 2003, LSP formed an options specialist joint account on the AMEX (the "Joint Account") with Botta Capital Management, LLC ("Botta"). LSP contributed $1.5 million of capital for the operations of the Joint Account and manages the Joint Account's business on the trading floor of the AMEX. Botta contributed its right to act as specialist in certain AMEX option listings. Annual net profits of the Joint Account generated from specialist activities in the Joint Account's AMEX listed options are shared by LSP and Botta on a ratio of 66%/34% basis, respectively, and LSP bears 100% of any annual net losses. After the fourth anniversary of the formation of the Joint Account, Botta will no longer have any interest in the Joint Account or the AMEX option listings it contributed to the Joint Account. The results of the Joint Account have been included in the Company's consolidated financial statements since April 22, 2003, in accordance with FIN 46(R). Botta's share of the net assets and net income of the Joint Account are classified as minority interest on the accompanying 2003 consolidated statement of financial condition and statement of operations, respectively.

Note 13: Commitments and Contingencies

On April 22, 2003, the NYSE announced that it was reviewing the trading practices of several specialist firms, including LaBranche, with respect to alleged "interpositioning," pursuant to which specialists are alleged to have improperly intervened in matches between buyers and sellers by not complying with their "negative obligation" to "stand out of the way" when a natural match can occur between a buyer and a seller. On September 26, 2003, the NYSE Division of Enforcement informed LaBranche's representatives of its belief that interpositioning by LaBranche specialists amounted in the aggregate to approximately $5.0 million during the three year period from 2000 to 2002. On October 15, 2003, the NYSE Division of Enforcement informed LaBranche's representatives that a new NYSE Market Surveillance Division study indicated that LaBranche specialists also improperly "traded ahead" of customer orders placed on the "Designated Order Turnaround" or "DOT" system, and that this "specialist advantage" or "DOT inferior" trading amounted in the aggregate to approximately $38.5 million during the 2000 to 2002 period. On October 16, 2003, the NYSE announced that it had determined to bring disciplinary action against the five largest NYSE specialist firms, including LaBranche, and seek substantial fines for their alleged trading ahead of customer orders during the 2000 to 2002 period. On October 17, 2003, the SEC issued a formal Order of Investigation with respect to the specialist trading practices of the five largest NYSE specialist firms, including LaBranche. In December 2003, the SEC and NYSE also indicated that they were expanding the period covered by their investigations to include 1998, 1999 and 2003.

On January 21, 2004, the staff of the SEC issued a "Wells Notice" notifying the Company and LaBranche that the staff was considering recommending that the SEC bring a civil enforcement action against the Company and LaBranche for possible violations of securities laws and NYSE rules. LaBranche received a similar notice from the NYSE, which restated the NYSE's intent to bring a formal disciplinary proceeding against LaBranche for possible violations of securities laws and NYSE rules.

On February 17, 2004, the Company announced an agreement in principle with the NYSE and the staff of the SEC to settle the pending investigations by the NYSE and SEC concerning specialist trading activity. The agreement in principle is subject to final approval by the SEC and the signing of definitive settlement papers. The Company announced its understanding that the settlement will take the form of an administrative order with findings based on a neither admit nor deny offer of settlement. The findings, neither admitted nor denied, will include violations of Section 11 (b) of the Securities Exchange Act of 1934 (the "Exchange Act") and rules promulgated thereunder concerning specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15 (b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more employees allegedly violated Section 10 (b) of the Exchange Act and Rule 10b-5 promulgated thereunder. Pursuant to the agreement in principle, and without admitting or denying any wrongdoing, the Company announced that it will pay a total of $63.5 million in restitution to customers and civil penalties for certain trades that occurred during the five-year period from 1999 to 2003. Of the total $63.5 million, $41.6 million represents restitution and $21.9 million represents civil penalties. The settlement represents a subsequent event reportable for 2003 under accounting principles generally accepted in the United States of America, and the Company has recorded a $63.5 million pre-tax charge for 2003. It is the Company's understanding that the four other largest NYSE specialist firms also settled the pending investigations concerning their specialist trading activity during the 1999 to 2003 period.

On or about October 16, 2003 through December 16, 2003, 13 purported class action proceedings were filed against the Company and certain of the Company's officers and directors in the United States District Court for the Southern District of New York alleging improper specialist firm trading. Nine of these lawsuits, Sofran v. LaBranche & Co Inc., et al., No. 03 CV 8201, Semon v. LaBranche & Co Inc., et al., No. 03 CV 8255, Haug v. LaBranche & Co. Inc., et al., No. 03 CV 8265, Labul v. LaBranche & Co Inc., et al., No. 03 CV 8365, Murphy v. LaBranche & Co Inc., et al., No. 03 CV 8462, Strain v. LaBranche & Co Inc., et al., No. 03 CV 8509, Yopp v. LaBranche & Co Inc., et al., No. 03 CV 8783, Ferris v. LaBranche & Co Inc., et al., No. 03 CV 8806, and Levin v. LaBranche & Co Inc., et al., No. 03 CV 8918, have been brought by purchasers of the Company's common stock during class periods alleged to have begun as early as August 1999 and to conclude on October 15, 2003. The plaintiffs in these lawsuits allege that the Company and certain of its past and present officers violated Section 10 (b) of the Exchange Act and Rule 10b-5 promulgated thereunder and Section 20 (a) of the Exchange Act by materially misrepresenting the Company's alleged illegal activities and its financial performance. Plaintiffs seek unspecified money damages, attorneys' fees and reimbursement of expenses. On December 16, 2003, the Labul action was voluntarily dismissed without prejudice. Motions to consolidate these cases and for the appointment of a lead plaintiff are pending.

Four of these lawsuits, Pirelli v. LaBranche & Co Inc., et al., No. 03 CV 8264, Marcus v. LaBranche & Co Inc., et al., No. 03 CV 8521, Empire v. LaBranche & Co Inc., et al., No. 03 CV 8935, and the California Public Employees' Retirement System (CalPERS) v. The New York Stock Exchange, Inc., et al, No. 03 CV 9968, are brought by persons or entities who purchased and/or sold shares of stocks of NYSE and AMEX listed companies for which LaBranche or any of six other largest specialist firms acted as specialists during a class period alleged to have begun as early as October 17, 1998 and to conclude on October 15, 2003. The plaintiffs in these lawsuits allege that the Company, LaBranche, the Company's chairman and chief executive officer and six other specialist firms violated Section 10 (b), Rule 10b-5 and Section 20 (a) by materially misrepresenting the Company's and their alleged illegal activities and profiting on purchases and/or sales of NYSE and AMEX securities. The CalPERS action also names the NYSE as a defendant. Plaintiffs seek unspecified money damages, restitution, attorneys' fees and reimbursement of expenses. Motions to consolidate these cases and for the appointment of a lead plaintiff are pending.

On or about December 4, 2003, an action purportedly brought on behalf of the general public, Posner v. LaBranche & Co Inc., et al., No. BC307099, was filed against the Company in the Superior Court of the State of California, County of Los Angeles. The plaintiff alleges that the Company, certain of its past and present officers, other specialist firms and individuals at other specialist firms violated California Business and Professions Code § 17200 by engaging in illegal specialist trading activities. Plaintiff seeks an order permanently enjoining the alleged misconduct, restitution, an order declaring acts and practices to be "unlawful, unfair and/or fraudulent," an accounting to determine the amount to be returned by defendants and the amounts to be refunded to members of the public, the creation of an administrative process for defendants' customers to recover their losses and attorneys' fees. On February 27, 2004, the defendants in the action removed the action to the United States District Court for the Central District of California (No. CV04-1345).

On or about November 6, 2003, a purported shareholder derivative action, Brown v. George M. L. LaBranche IV, et al., No. 03 603512, was filed by two of the Company's shareholders, purportedly on behalf of the Company, against certain of the Company's past or present directors and officers, in the Supreme Court of the State of New York, New York County. Plaintiffs allege breaches of fiduciary duty arising out of statements by the Company concerning its specialist trading business that are alleged to have been false and misleading because the Company failed to disclose alleged violations of NYSE rules. According to plaintiffs, "[a]t least a majority of the Individual Defendants had knowledge of, or were reckless in not knowing of these false and misleading statements and the improper transactions concealed by such statements, and failed to establish and maintain adequate policies, systems and procedures reasonably designed to detect and prevent such improper transactions." Plaintiffs seek damages, return of all compensation received by the defendants for periods during which they breached their fiduciary duties, an order requiring implementation of corrective measures to prevent repetition of the alleged wrongful conduct, attorneys fees and reimbursement of expenses.

On January 20, 2004, five entities who allege that they are purchasers and sellers of options commenced an action in the United States District Court for the Northern District of Illinois against four national securities exchanges (the AMEX, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities brokers and/or dealers who made markets in options, including the Company and LSP. Plaintiffs allege that the Company and LSP conspired with other defendants by allegedly failing to execute orders, canceling orders and refusing to cancel orders for the purchase and sale of options. Plaintiffs allege violations of federal antitrust laws (Sections 1 of the Sherman Act and 4 and 16 of the Clayton Act), and securities laws (Section 10 (b) of the Exchange Act and Rule 10b-5), breach of contract, common law fraud, breach of fiduciary duty, violations of an Illinois consumer fraud and deceptive business practices statute and tortious interference with business. Injunctive relief and damages (including punitive damages) in an unspecified amount are sought.

The Company believes that the claims asserted against it in the proceedings described above are without merit, and the Company denies all allegations of wrongdoing. There can be no assurance, however, as to the outcome or timing of the resolution of these proceedings. The Company therefore is unable to estimate the amount or potential range of any loss that may arise out of these proceedings. The range of possible resolutions could include determinations and judgments against the Company or settlements that could require substantial payments by the Company that could have a material adverse effect on the Company's financial condition, results of operations, and cash flows.

The Company and, in particular, certain of the business operations conducted by LFSI's predecessor in interest, RPM Clearing Corporation have been the target, from time to time, of various claims and lawsuits incidental to the ordinary course of their respective businesses. While the ultimate outcome of those claims and lawsuits which currently are pending cannot be predicted with certainty, the Company believes, based on the understanding of the facts of these proceedings, that their ultimate resolution will not, in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

In October 2003, LaBranche extended its $200.0 million committed line of credit agreement with a bank to October 29, 2004 on the same terms and conditions as the expiring agreement. The line of credit, which is available to finance LaBranche's specialist activities, may be extended by LaBranche—subject to the bank's approval—for additional one-year terms by giving written notice to the bank at least 30 days prior to the then-current scheduled termination date. Amounts outstanding under this credit agreement would be secured by LaBranche's inventory of specialist stocks and would bear interest at the bank's broker loan rate. To date, LaBranche has not utilized this facility. In order to maintain the availability of funds under this credit facility, LaBranche must comply with certain financial and other covenants. We currently are in compliance with these covenants.

The Company has entered into long-term non-cancelable operating lease agreements for certain office space and equipment, which expire at various dates through 2012. Certain lease agreements contain escalation clauses providing for increased rental payments based on increases in maintenance charges and real estate taxes. Minimum future rental commitments under existing non-cancelable leases for office space and equipment are as follows:

Years Ending December 31,	
2004	$ 2,757,972
2005	2,666,232
2006	1,885,116
2007	1,571,430
2008	193,003
Thereafter	224,776
Total	$ 9,298,529

Note 11: Subordinated Liabilities

LaBranche is a party to subordinated loan agreements under which it has indebtedness approved by the NYSE for inclusion as net capital, as defined. Interest is payable quarterly at various annual rates. Four agreements representing approximately $2.3 million mature within the last six months of 2004, and six agreements representing approximately $3.0 million mature within the first six months of 2005. These subordinated notes, which bear an annual interest rate of 10.0%, all have automatic rollover provisions, and each scheduled maturity date will be extended an additional year, unless the lender gives LaBranche seven months advance notice that the maturity date will not be extended. LaBranche is also entitled to prepay these subordinated notes without penalty under the terms of the agreements relating thereto. Interest expense incurred on these and other similar subordinated loan agreements which have been repaid for the years ended December 31, 2003, 2002 and 2001 was approximately $0.5 million, $0.8 million and $0.6 million, respectively.

In 1998, LaBranche issued five subordinated notes representing aggregate indebtedness of $15.0 million, which mature on June 3, 2008 and bear interest at an annual rate of 7.7%, payable on a quarterly basis. These notes are senior to all other subordinated notes of LaBranche. The agreements covering these subordinated notes require LaBranche to comply with certain covenants that, among other things, restrict the type of business in which LaBranche may engage, set certain net capital levels and prohibit restricted payments, as defined. Interest expense incurred on these subordinated notes and other similar subordinated notes which were repaid in September 2002 for the years ended December 31, 2003, 2002 and 2001 was approximately $1.2 million, $2.3 million and $2.8 million, respectively.

In connection with the acquisition of RPM, LaBranche assumed a secured demand note obligation of $8.0 million maturing in June 2004 and bearing interest at an annual rate of 11.0% on the amount of cash collateral and 4.0% on non-cash collateral, payable monthly. In July 2003, LaBranche prepaid, without penalty, through release of the collateral, this secured demand note, plus accrued interest. Interest expense incurred on secured demand notes for the years ended December 31, 2003, 2002 and 2001 was approximately $0.4 million, $2.0 million and $1.0 million, respectively.

Note 12: Earnings (Loss) Per Share

Earnings (loss) per share are computed in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share includes the determinants of basic earnings (loss) per share and, in addition, gives effect to dilutive potential common shares for periods in which there is net income available to common shareholders.

The computations of basic and diluted earnings (loss) per share are set forth below:

	Years Ended December 31,		
(000's omitted, except per share data)	2003	2002	2001
Net Income (Loss)	$(179,389)	$87,226	$71,587
Less: Preferred Dividends and Discount Accretion	4,014	6,941	7,472
Numerator for Basic and Diluted Earnings (Loss) per Share—Net Income (Loss) Applicable to Common Stockholders	$(183,403)	$80,285	$64,115
Denominator for Basic Earnings (Loss) per Share—Weighted-Average Number of Common Shares Outstanding	59,614	58,992	55,691
Dilutive Shares:			
Stock Options	—	681	822
Restricted Stock	—	—	50
Restricted Stock Units	—	266	385
Denominator for Diluted Earnings (Loss) per Share—Weighted-Average Number of Common Shares Outstanding	59,614	59,939	56,948
Basic Earnings (Loss) per Share	$ (3.08)	$ 1.36	$ 1.15
Diluted Earnings (Loss) per Share	$ (3.08)	$ 1.34	$ 1.13

The exercise prices for options to purchase an aggregate of 1,807,500 and 262,500 shares of common stock exceeded the average market price of the Company's common stock for the years ended December 31, 2002 and 2001, respectively. In addition, potential common shares relating to restricted stock and restricted stock units whose fair value was below the average market price of the Company's common stock for the years ended December 31, 2002 and 2001 totaled 27,362 and 47,499, respectively. Accordingly, the above calculations of diluted earnings (loss) per share do not include the antidilutive effect of these stock-based awards. Potential common shares relating to options and to restricted stock and restricted stock units totaling 3,626,891 and 295,495, respectively, were excluded from the diluted loss per share calculation for the year ended December 31, 2003 because their effect was antidilutive.

Note 13: Employee Incentive Plans

Equity Incentive Plan The Company sponsors an Equity Incentive Plan ("EIP") which provides for grants of incentive stock options, non-qualified stock options, restricted shares of common stock, restricted stock units, unrestricted shares and stock appreciation rights.

Upon inception of the EIP, the Company reserved for issuance 4,687,500 shares of common stock. On July 20, 2001, the Board of Directors approved, subject to the subsequent approval of the Company's stockholders, an increase in the number of shares of the Company's common stock available for issuance under the EIP by an additional 3,000,000 shares. This increase was approved by a majority vote of the stockholders of the Company at its annual meeting of stockholders on May 21, 2002. The maximum number of shares of common stock with respect to which options, restricted stock, restricted stock units or other equity-based awards may be granted under the EIP during any calendar year to any employee may not exceed 500,000 shares, subject to adjustment upon certain corporate transactions.

Restricted Stock and Restricted Stock Units The Company granted restricted stock units ("RSUs") to employees in connection with its initial public offering and subsequently as stock-based compensation. The Company granted restricted stock ("RS") as part of employment contracts and in connection with certain acquisitions. In general, both the restricted stock units and the restricted stock awards vest in three to five annual installments on the anniversary of the date of grant. Compensation expense for all of these RS and RSUs awards is recognized on a straight-line basis over the respective vesting periods. In addition, all of these awards are subject to the employees' continuing service with the Company and other restrictions. For the years ended December 31, 2003, 2002 and 2001, the Company recorded compensation expense related to these awards, net of forfeitures, and a credit to additional paid-in-capital, of $3.4 million, $3.1 million and $6.2 million, respectively.

The following table provides information about grants of RS and RSUs:

	Number of Shares
RS and RSUs Outstanding as of December 31, 2000	1,250,262
Granted	60,000
Vested	(223,906)
Forfeited	(60,142)
RS and RSUs Outstanding as of December 31, 2001	1,026,214
Granted	20,000
Vested	(308,436)
Forfeited	(193,660)
RS and RSUs Outstanding as of December 31, 2002	544,118
Granted	46,000
Vested	(289,833)
Forfeited	(4,340)
RS and RSUs Outstanding as of December 31, 2003	295,945

Stock Options In general, most of the stock options granted to employees as stock-based compensation vest and become exercisable in annual installments over three years. Options granted as part of purchase accounting acquisitions were fully vested and exercisable on the grant date. Pursuant to APB No. 25, no compensation expense was recognized for any of these option grants since, on the date of grant, these options had no intrinsic value. In addition, these option grants will generally expire ten years from the date of grant, unless sooner terminated or exercised.

The following table provides information about options to purchase the Company's common stock:

	Number of Shares	Weighted Average Exercise Price per Share
Options Outstanding as of December 31, 2000	1,150,000	$ 14.00
Options Granted	3,038,162	11.22
Options Exercised	(1,287,936)	7.68
Options Forfeited	(66,667)	14.00
Options Outstanding as of December 31, 2001	2,833,559	13.90
Options Granted	1,545,000	34.64
Options Exercised	(705,890)	12.03
Options Forfeited	—	—
Options Outstanding as of December 31, 2002	3,672,669	22.98
Options Granted	—	—
Options Exercised	(15,778)	13.67
Options Forfeited	(30,000)	35.00
Options Outstanding as of December 31, 2003	3,626,891	22.92
Options Exercisable as of:		
December 31, 2001	2,287,726	10.89
December 31, 2002	1,977,669	12.42
December 31, 2003	2,074,391	13.76

The following table summarizes information about stock options outstanding as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share	Number Exercisable	Weighted Average Exercise Price
$ 2.00–10.99	493,890	1.0	$ 2.78	493,890	$ 2.78
11.00–20.99	1,355,501	6.9	13.86	1,355,501	13.86
21.00–30.99	75,000	8.8	27.50	50,000	27.50
31.00–40.99	1,702,500	7.9	35.77	175,000	40.00
	3,626,891			2,074,391	

Senior Executive Bonus Plan During March 2003, the Board of Directors of the Company approved, subject to the subsequent approval of the Company's stockholders, the adoption of the Senior Executive Bonus Plan, effective as of January 1, 2003. The purpose of the Senior Executive Bonus Plan is to provide for the payment to the Company's Chief Executive Officer and next four most highly compensated executive officers of bonuses which are exempt from the $1.0 million deduction limitation imposed by Section 162 (m) of the Internal Revenue Code of 1986, as amended. Bonuses are payable in cash and/or equity-based awards under the Company's EIP. The adoption of the Senior Executive Bonus Plan was approved by a majority of the stockholders of the Company at its annual meeting of stockholders on May 20, 2003. For the year ended December 31, 2003, no bonuses were paid under this plan.

Note 14: Short Term and Long Term Debt

On August 24, 1999, the Holding Company issued $100.0 million aggregate principal amount of the Senior Notes. The Senior Notes bear interest at a rate of 9.5% annually and mature on August 15, 2004. The carrying value of the Senior Notes as of December 31, 2003 and 2002 was $100.0 million and $99.9 million, respectively. The $0.2 million original discount on the Senior Notes is being amortized over their life as an adjustment to interest expense. Debt issuance costs incurred as a result of the offering of the Senior Notes totaled approximately $2.7 million and are being amortized on a straight-line basis over the life of the Senior Notes as an adjustment to interest expense. Interest expense related to the Senior Notes for each of the years ended December 31, 2003, 2002 and 2001 was approximately $9.5 million (see Note 3).

In connection with the acquisitions of Henderson Brothers Holdings, Inc. and Webco Securities, Inc., the Holding Company issued $250.0 million aggregate principal amount of Senior Subordinated Notes (the "Senior Subordinated Notes") that bear interest at a rate of 12.0% annually and mature on March 2, 2007. As of December 31, 2003 and 2002, the carrying value of the Senior Subordinated Notes was $247.6 million and $247.0 million, respectively. The $4.3 million original discount on the Senior Subordinated Notes is being amortized over their life as an adjustment to interest expense. Debt issuance costs incurred in the offering of the Senior Subordinated Notes totaled approximately $6.9 million, and are also being amortized as an adjustment to interest expense over the life of the Senior Subordinated Notes. For the years ended December 31, 2003, 2002 and 2001, interest expense related to these Senior Subordinated Notes was approximately $31.5 million, $31.3 million, and $31.2 million, respectively.

The indentures governing each of the Senior Notes and the Senior Subordinated Notes include certain covenants that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends on, or repurchase, its stock, make certain investments, engage in transactions with stockholders and affiliates, create liens on its assets and sell assets or engage in mergers and consolidations, except in accordance with certain specified conditions. Under these financial covenants, the Company's ability to incur additional indebtedness, pay dividends or redeem stock is limited if the Company's "consolidated fixed charge coverage ratio," which is based on a trailing four quarters, is at or below 2.75:1. The "consolidated fixed charge coverage ratio" reflects a comparison between (1) the Company's consolidated earnings before interest, income tax, depreciation and amortization expenses ("EBITDA"), and (2) the sum of the Company's interest expenses and a tax-effected multiple of dividend payments with respect to the outstanding shares of the Company's preferred stock.

As of December 31, 2003, the Company was not in default of the indentures governing the Senior Notes and Senior Subordinated Notes, but was subject to both the covenant limiting the Company's ability to incur additional indebtedness and the covenant limiting the Company's ability to make certain so-called "restricted payments" (such as dividends or cash payments to purchase the Company's stock), because its consolidated fixed charge coverage ratio was below 2.75:1. However, under exceptions to these covenants, while the consolidated fixed charge coverage ratio was below 2.75:1, the Company was still permitted to incur indebtedness pursuant to working capital facilities, including the $200.0 million line of credit maintained by LaBranche, subject to certain conditions and limitations.

As of December 31, 2003, due to the net loss the Company incurred primarily as a result of the charges related to goodwill impairment and the NYSE and SEC specialist investigation, the Company's ability to make restricted payments became subject to another limitation contained in the indentures governing the Senior Notes and Senior Subordinated Notes. Because the Company's cumulative restricted payments since the original issuance of the Senior Notes, including the dividends previously paid with respect to the Company's common stock and Series A preferred stock, the 2002 and 2003 repurchases of Series A preferred stock, and certain of the Company's prior investments, were greater than the sum of (i) 50% of the Company's cumulative consolidated net income and (ii) 100% of the net cash proceeds received from any issuance or sale of the Company's capital stock, the Company became subject to a second limitation on its ability to make restricted payments.

Accordingly, unless and until the Company's EBITDA increases above recent levels and the Company's consolidated fixed charge coverage ratio again exceeds 2.75:1, and the cumulative consolidated net income exceeds the Company's cumulative restricted payments, the continuing application of these limitations could restrict the Company's access to certain sources of financing and its ability to distribute earnings to its stockholders and strategically and flexibly deploy its capital.

The Senior Subordinated Notes also require the Company, within 150 days after the end of each fiscal year, to offer to redeem from all holders of the Senior Subordinated Notes a principal amount equal to the Company's Excess Cash Flow, as defined, at a price equal to 103.0% of the principal amount being offered for purchase plus accrued and unpaid interest, if any, to the date of redemption. Each holder is entitled to be offered his or her pro rata share based upon his or her ownership percentage of the outstanding Senior Subordinated Notes. An Excess Cash Flow offer is not required to be made for any fiscal year if the amount of such offer would be less than $5.0 million. Excess Cash Flow is defined for this purpose as 40.0% of the amount by which the Company's consolidated EBITDA exceeds the sum of its interest expense, tax expense, increase in net capital or net liquid asset requirements, capital expenditures, any cash amounts related to acquisitions of NYSE specialists or any cash payments related to the Company's payment at maturity of the principal amount of its existing or certain other indebtedness. On May 13, 2003, the Company offered to purchase approximately $30.5 million aggregate principal amount of Senior Subordinated Notes based on the Excess Cash Flow for the year ended December 31, 2002. This offer expired on June 11, 2003 without the tender of any Senior Subordinated Notes. An Excess Cash Flow offer may not be made to the extent the offer would violate the prohibition on restricted payments contained in the indentures governing the Senior Notes. Thus, while the Senior Notes are outstanding, if the Company's consolidated fixed charge coverage ratio is below 2.75:1, the Company may not offer to redeem any Senior Subordinated Notes pursuant to an Excess Cash Flow offer or otherwise. The Company, therefore, does not anticipate being required to make an Excess Cash Flow offer in 2004 based on its financial results in 2003.

As of December 31, 2003 and 2002, the Holding Company was obligated under a promissory note for $2.0 million assumed in connection with the RPM acquisition, which was issued to a family member of a former employee of RPM. The note bore interest at 12.5% per year until June 15, 2003, and bears interest at 8.0% per year through June 14, 2004, its maturity date. This promissory note is classified as short term debt on the accompanying statements of financial condition. In addition, the Holding Company issued to RPM Nautical Foundation, Inc. ("RPM Nautical") notes in the aggregate amount of $8.0 million on August 7, 2002 in exchange for 8,000 shares of the Company's Series A Preferred Stock then held by RPM Nautical. This indebtedness accrued interest at the rate of 10.0% per year until August 7, 2003 and thereafter accrues interest at a rate of 9.0% per year, payable semiannually, and matures on August 7, 2007. Interest expense incurred by the Holding Company related to the notes described in this paragraph for the years ended December 31, 2003, 2002 and 2001 was approximately $1.0 million, $0.6 million and $0.2 million, respectively.

Principal maturities of long term debt as of December 31, 2003 are as follows:

Year Ending December 31,	Amount (000's omitted)
2004	—
2005	—
2006	—
2007	$ 258,000
2008	—
Thereafter	—
Total	$ 258,000

Note 15: Disclosures About Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires companies to report the fair value of financial instruments for certain assets and liabilities. Substantially all the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

The fair value of fixed rate debt, in millions, is as follows:

	As of December 31,			
	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior Debt	$ 100.0	$ 101.0	$ 99.9	$ 104.9
Senior Subordinated Debt	$ 247.6	$ 250.0	$ 247.0	$ 280.5
Other	$ 30.3	$ 33.1	$ 30.3	$ 33.6

The fair value of the Senior Notes and the Senior Subordinated Notes was determined based upon their market value as of December 31, 2003. The fair value of the fixed rate and other notes was determined using current market rates to discount their cash flows.

Note 16: Retirement Plan

The Company has a defined contribution retirement plan (the "Plan") that is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 2003, the Plan sponsor changed from LaBranche to the Holding Company.

All employees are eligible to participate in the Plan after they have completed three months of service and/or have been credited with 1,000 hours of service. Participants are entitled to contribute voluntarily in an amount equal to not less than 1% and not more than 60% of their annual pre-tax compensation, up to the maximum amount permitted under Internal Revenue Service ("IRS") regulations for the applicable Plan year. The Company, acting in its sole discretion, can declare and make employer matching contributions and additional voluntary contributions. During the years ended December 31, 2003, 2002 and 2001, the Company contributed approximately $1.0 million, $1.2 million and $1.0 million, respectively, as employer matching contributions to the Plan, and approximately $4.2 million and $3.4 million as of December 31, 2002 and 2001, respectively, as additional voluntary contributions. There were no additional voluntary contributions for 2003.

Note 17: Business Segments

Segment information is presented in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Prior to January 1, 2002, the Company considered its operations to be one reportable segment for purposes of presenting consolidated financial information and evaluating its performance. Since adopting SFAS No. 131 in 2002, the Company views its business under two separate segments: Specialist and Execution and Clearing. Accordingly, the 2001 reportable segments information was restated in 2002 to conform to the current reportable segments presentation. The Company's business segments are based upon the nature of the financial services provided, their revenue source and the Company's management organization.

The Company's Specialist segment operates as a specialist in equities and rights listed on the NYSE, as a specialist in equities, options, ETFs, and futures on the AMEX and the NYBOT, and as a market-maker in ETFs, futures and options on several exchanges. This segment also provides support services for the NYSE specialist activities. The Specialist segment currently includes the operations of LaBranche, LSP, LABDR and BV since they share similar economic characteristics.

The Company's Execution and Clearing segment provides securities execution, securities clearing and other related services to its own retail customers, customers of introducing brokers and institutional customers, including traders, professional investors and broker-dealers. This segment also provides direct-access floor brokerage services to institutional customers. The Execution and Clearing segment currently includes the operations of LFSI.

Revenues and expenses directly associated with each segment are included in determining its operating results. Other expenses, including corporate overhead, which are not directly attributable to a particular segment, generally are allocated to each segment based on its resource usage levels or other appropriate measures. Certain administrative expenses, corporate overhead expenses and other sources of revenues are not specifically allocated by management when reviewing the Company's segments' performance, and appear in the Other section. Selected financial information for each segment is set forth below:

	For the Years Ended December 31,		
(000's omitted):	2003	2002	2001
Specialist Segment:			
Revenues	$ 256,583	$ 401,169	$ 395,731
Operating Expenses	133,016	164,367	136,751
Goodwill Impairment	166,250	—	—
Restitution and Fines	63,519	—	—
Depreciation and Amortization Expense	11,715	12,337	38,186
Income (Loss) Before Minority Interest and Taxes	(117,917)	224,465	220,794
Segment Goodwill	289,593	466,546	456,910
Segment Assets	$ 1,785,623	$ 1,726,935	$ 1,776,794
Execution and Clearing Segment:			
Revenues	$ 47,909	$ 44,565	$ 27,180
Operating Expenses	56,799	53,297	38,838
Goodwill Impairment	4,052	—	—
Depreciation and Amortization Expense	1,008	1,093	967
Loss Before Minority Interest and Taxes	(13,950)	(9,825)	(12,625)
Segment Goodwill	—	4,052	4,053
Segment Assets	$ 59,927	$ 88,666	$ 156,745
Other (1):			
Revenues	$ 1,497	$ 7,111	$ 1,219
Operating Expenses	54,623	55,611	52,380
Depreciation and Amortization Expense	80	16	297
Loss Before Minority Interest and Taxes	(53,206)	(48,516)	(51,458)
Segment Assets	$ 114,052	$ 97,201	$ 67,298
Total:			
Revenues	$ 305,989	$ 452,845	$ 424,130
Operating Expenses	244,439	273,275	227,969
Goodwill Impairment	170,302	—	—
Restitution and Fines	63,519	—	—
Depreciation and Amortization Expense	12,803	13,446	39,450
Income (Loss) Before Minority Interest and Taxes	(185,074)	166,124	156,711
Goodwill	289,593	470,598	460,963
Total Assets	$ 1,959,602	$ 1,912,802	$ 2,000,837

(1) Other is comprised primarily of the interest on the Holding Company's indebtedness, unallocated corporate administrative expenses, including legal costs, unallocated revenues (primarily income from non-marketable investments and interest income), and elimination entries.

Note 18: Stockholders' Equity

In connection with the Company's acquisition of RPM in March 2001, the Company issued 100,000 shares of Series A preferred stock. Until its surrender in an exchange offer completed in January 2004 (see Note 20), each outstanding share of Series A preferred stock entitled the holder thereof to cumulative preferred cash dividends at an annual rate of 8.0% of the liquidation preference per share until March 15, 2005, 10.0% until March 15, 2006 and 10.8% thereafter. Dividends on the issued and outstanding shares of Series A preferred stock were cumulative and accrued from the date on which they were originally issued. Dividends were payable on the first day of January and the first day of July of each year (or if such date was not a regular business day, then the next business day thereafter). On January 2, 2003 and July 1, 2003, the Company paid dividends of $2.6 million and $1.6 million, respectively, with respect to the outstanding shares of its Series A preferred stock on those dates.

On February 19, 2002, the Company purchased approximately 28,164 shares of its outstanding Series A preferred stock for approximately $28.5 million, including accrued but unpaid dividends. As a result of the purchase, the Company recorded an expense due to the acceleration of the discount accretion on the shares purchased of approximately $1.5 million, which was included in other expenses. On August 7, 2002, the Company issued eight individual subordinated notes in the aggregate principal amount of $8.0 million to RPM Nautical in exchange for the 8,000 shares of the Company's Series A preferred stock then held by RPM Nautical. The Company also paid to RPM Nautical, in cash, the amount of accrued and unpaid dividends with respect to the shares of the Company's Series A preferred stock held by RPM Nautical as of August 6, 2002. As a result of the exchange, the Company recorded an expense of approximately $0.4 million due to the acceleration of the discount accretion on the shares exchanged, which was included in other expenses. On February 6, 2003, the Company repurchased approximately 24,650 shares of its Series A preferred stock for approximately $24.8 million, including accrued but unpaid dividends through the date of purchase. As a result of the purchase, the Company recorded an expense due to the acceleration of the discount accretion on the shares purchased of approximately $0.9 million, which was included in other expenses.

On January 16, 2003, the Board of Directors declared an $0.08 per share cash dividend payable on February 14, 2003 to holders of record of the Company's common stock on January 31, 2003. This dividend was paid on February 14, 2003. On April 14, 2003, the Board of Directors declared an $0.08 per share cash dividend payable on May 14, 2003 to holders of record of the Company's common stock on April 30, 2003. This dividend was paid on May 14, 2003. On July 17, 2003, the Board of Directors declared an $0.08 per share cash dividend payable on August 14, 2003 to holders of record of the Company's common stock on July 31, 2003. This dividend was paid on August 14, 2003. On October 20, 2003, the Board of Directors suspended the payment of dividends with respect to the Company's common stock.

The indentures covering the Company's Senior Notes and Senior Subordinated Notes currently prohibit the Company from paying dividends with respect to the outstanding shares of its capital stock (see Note 14).

Note 19: Financial Instruments with Concentration of Credit and Off-Balance Sheet Risk

As specialists and market-makers on the NYSE, AMEX, and NYBOT, LaBranche and LSP are engaged in various securities trading and lending activities. In connection with their specialist activities, LaBranche and LSP assume positions in stocks for which they are responsible. LaBranche and LSP are exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. LaBranche and LSP are exposed to market risk associated with the sale of securities sold but not yet purchased, which can be directly impacted by volatile trading on the NYSE, AMEX and other exchanges. Additionally, in the event of nonperformance and unfavorable market price movements, LaBranche and LSP may be required to purchase or sell financial instruments, which may result in a loss.

The Company enters into collateralized financing agreements in which it extends short term credit to major financial institutions. The Company controls access to the collateral pledged by the counterparties, which generally consists of U.S. equity and government securities. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

In addition, LFSI, through the normal course of business, enters into various securities transactions as agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk and concentration of credit risk. LFSI's execution and clearing activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose LFSI to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and LFSI has to purchase or sell securities at a loss. For margin transactions, LFSI may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

LFSI seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. LFSI monitors margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

LFSI is engaged in various brokerage activities in which its counterparties primarily include broker-dealers, banks and other financial institutions. LFSI may be exposed to the risk of default, which depends on the creditworthiness of the counterparty. It is LFSI's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

LSP uses derivative financial instruments, including exchange-traded options, ETFs and domestic and foreign futures contracts, for trading purposes and to financially hedge other positions or transactions as part of its specialist and market-making business and overall risk management process. These financial instruments subject LSP to varying degrees of market, credit and foreign exchange risk. LSP records its derivative trading activities at market value, with corresponding gains or losses recorded in net gain on principal transactions. Gains or losses from foreign currency transactions are also recorded in net gain on principal transactions. In order to minimize risk, management continually monitors positions, gain and loss, volatility and other standard risk measures on a real-time basis and communicates its risk tolerance to LSP's traders.

Note 20: Subsequent Events

On January 21, 2004, the Company completed an exchange offer, pursuant to an exemption from registration under Section 3 (a)(9) of the Securities Act of 1933, as amended, pursuant to which it exchanged one share of a newly-created Series B preferred stock for each share of its issued and outstanding Series A preferred stock. In the exchange offer, all of the approximately 39,186 shares of Series A preferred stock were exchanged by the fourteen holders of record for shares of the Company's Series B preferred stock. Issuance of the newly-created shares of Series B preferred stock was contingent upon the tender for exchange of 100% of the issued and outstanding shares of Series A preferred stock.

Each share of newly-issued Series B preferred stock has a liquidation preference of $1,000 per share and generally accrues cumulative preferred dividends at an annual rate of 8.0% of the liquidation preference until March 15, 2005, 10.0% until March 15, 2006 and 10.8% thereafter, payable on the first day of January and the first day of July of each year. The terms of the Series B preferred stock provide, however, that if the dividend payable on January 1, 2004 with respect to the then-outstanding Series A preferred stock is not timely paid, the dividend payable on July 1, 2004 with respect to the Series B preferred stock will accrue at an annual rate of 9.0%. Because the Company did not pay the January 1, 2004 dividend with respect to the then-outstanding Series A preferred stock, the dividend payable on July 1, 2004 with respect to the Series B preferred stock currently is accruing at an annual rate of 9.0%. Additionally, if the dividend payable on July 1, 2004 is not timely paid with respect to the Series B preferred stock, then the dividend payable on January 1, 2005 will accrue at an annual rate of 9.0% through September 30, 2004 and 8.0% thereafter through December 31, 2004.

On January 21, 2004, the Company granted 600,000 RSUs to employees under the EIP. These RSUs will generally vest in full on the third anniversary of the date of grant, subject to the grantees remaining in the continuous employ of the Company through the vesting date.

In February 2004, LaBranche Structured Products Specialists, LLC ("LSPS"), of which the Holding Company is the sole member, was organized as a specialist in ETFs traded on the NYSE, but has yet to commence operations.

For subsequent events regarding legal contingencies, see Note 10.

Corporate Information

Directors and Officers

Michael LaBranche
Chairman, Chief Executive Officer and President

Alfred O. Hayward, Jr.
Director and Chief Executive Officer, LaBranche & Co. LLC

Thomas E. Dooley[1,2,3]
Director

David A. George[1,2,3]
Director

Donald E. Kiernan[1,2,3]
Director

William J. Burke, III
Corporate Secretary and Chief Executive Officer,
LaBranche Financial Services, Inc.

S. Lawrence Prendergast
Executive Vice President, Finance

Harvey S. Traison
Senior Vice President and Chief Financial Officer

Committees:
1. Audit
2. Compensation
3. Nominating and Corporate Governance

Stock Trading Information

Our common stock is quoted on the New York Stock Exchange under the symbol "LAB". The following table sets forth the range of high, low and closing prices for our common stock on the NYSE for the periods indicated:

	High	Low	Close
First Quarter 2002	$36.11	$29.88	$31.05
Second Quarter 2002	$30.93	$21.90	$22.90
Third Quarter 2002	$23.50	$17.50	$20.25
Fourth Quarter 2002	$30.38	$18.15	$26.64
First Quarter 2003	$26.99	$15.51	$18.38
Second Quarter 2003	$22.75	$16.29	$20.69
Third Quarter 2003	$23.26	$14.60	$14.60
Fourth Quarter 2003	$13.83	$ 7.60	$11.67

Number of shareholders of record as of February 19, 2004: 130

Dividend Policy

In the first three fiscal quarters of 2003, our Board of Directors declared an $.08 per share cash dividend payable to holders of record of our common stock as of January 31, 2003, April 30, 2003 and July 31, 2003. The payment of future dividends is within the discretion of our Board of Directors and will depend on our future earnings, our capital requirements, applicable regulatory restrictions, our financial condition, the application of the financial covenants contained in the indentures governing our senior notes and senior subordinated notes and other relevant factors. Our ability to pay future cash dividends on our common stock is currently restricted. For specific discussions on such restrictions, please refer to the Liquidity and Capital Resources section in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Additional Corporate Information

Investor Relations Contacts

S. Lawrence Prendergast
Harvey S. Traison
Phone: (212) 425-1144
Fax: (212) 344-1469
Email: ir@labranche.com
Forms 10K and 10Q are available at www.labranche.com or upon request.

Annual Meeting

The Annual Meeting will convene at 9:00 a.m. on May 18, 2004 at The Ritz Carlton, 2 West Street, New York, NY 10004

Legal Counsel

Fulbright & Jaworski L.L.P., New York, NY
Jones Day, New York, NY
Weil, Gotshal & Manges LLP, New York, NY

Independent Auditors

KPMG LLP, New York, NY

Stock Transfer Agent and Registrar

Mellon Investor Services
85 Challenger Rd.
Overpeck Center
Ridgefield Park, NJ 07660
(800) 851-9677

Designed and Produced By Taylor & Ives, Inc., NYC

LaBranche & Co Inc.
One Exchange Plaza
New York, NY 10006-3008
Tel: (212) 425-1144

www.labranche.com